EXHIBIT 99.1

Notice of Annual General Meeting of Shareholders to be held at 1:30 p.m. (Vancouver Time) on May 15, 2020 ONLINE AT: https://web.lumiagm.com/289444004 Password: equinox2020
Management Information Circular
dated March 30, 2020

Equinox Gold Corp. Suite 1501, 700 West Pender Street Vancouver, British Columbia Canada V6C 1G8

2020 Annual General Meeting of Shareholders

Letter from the Chairman

When Equinox Gold began in December 2017, my goal was to build a leading gold mining business – quickly. We have certainly delivered! We had a great inaugural year in 2018 when we financed and began constructing the Aurizona gold mine in Brazil and acquired the Mesquite gold mine in California, and an even better year in 2019 when we achieved production at Aurizona and started building the Castle Mountain gold mine in California. We achieved 2019 guidance by producing 200,000 ounces of gold and beat cost guidance with all-in-sustaining costs of $931 per ounce. We closed the year in fine style by announcing a merger with Leagold Mining, which transformed Equinox Gold into one of the world’s top gold producers operating entirely in the Americas. We now operate six gold mines and have a tremendous platform for production growth. Our share price has performed well, and we intend to continue delivering solid returns as we grow further in 2020 and beyond.

Why have I focused on such rapid growth for Equinox Gold? Two reasons. First, I am a strong believer in gold, specifically, that we are in a secular bull cycle for gold. I have never in my career seen such strong fundamentals for gold as exist today. The more quickly we can build our gold production and gold reserves the more we will benefit from a rise in the gold price – both on our income statement as we produce more gold, and on our balance sheet as we increase our gold reserves and resources.

Second, today’s equity markets are different than they were just a few years ago. Size matters today more than ever before. Many investors cannot buy small-cap companies. The growth of exchange traded funds (ETFs) means large capital pools exist that can only be deployed into large, liquid companies. Size also brings diversification, which reduces risk. Equinox Gold now has a diversified operating base with six operating mines in three countries in the Americas (seven operating mines later this year when Castle Mountain achieves production, with Santa Luz following soon thereafter). It has been important to me that Equinox Gold become a large, liquid gold investment, quickly, and we have seen this strategy pay off. Following the combination of Equinox Gold and Leagold at the end of 2019, our gains in both share price and liquidity have been among the best in the gold mining universe.

This exceptional growth in just two short years is thanks to the hard work of a wonderful team of men and women. Combining the leadership teams of Equinox Gold and Leagold has given us a strong management and operating base to continue our industry-leading growth. Our Board of Directors has changed following the merger and I look forward to its guidance as we confront the usual challenges for a growth-focused business. I would also like to thank the outgoing directors of Equinox Gold who contributed so much to our early years, and those of Leagold.

We are in robust financial condition and have very strong and supportive shareholders. I want specifically to thank our friends at Mubadala Investment Company, the arm of the Abu Dhabi sovereign wealth fund that has now invested $260 million in Equinox Gold, for their support and encouragement. We have a very supportive syndicate of commercial banks that recently provided Equinox with $500 million in loans to support our business and refinance previous debt. We also have many new retail and institutional investors both from Leagold and recent investments, and I welcome them all to our young company.

I write this message as the world confronts the largest pandemic seen in any of our lifetimes, the COVID-19 crisis. I am very pleased that Equinox Gold has implemented such strong measures at its operations to protect the health of our employees, contractors and communities. While the crisis is causing profound global dislocation and harm to many people, I am confident it will pass in due course and the world will return to order, aided by the phenomenal stimulus measures being enacted by national governments around the world. In this environment, gold should continue to be a popular investment asset, and I expect its price will continue to rise.

I hope all shareholders join me in feeling incredibly proud of our achievements over the last two years. We have an ambitious program for 2020 and I hope you will stay with us as we execute on Equinox Gold’s continuing mission to become one of the world’s pre-eminent gold mining companies – quickly!

(signed) Ross Beaty

Chairman

March 30, 2020

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2020 Annual General Meeting of Shareholders

Letter from the Chief Executive Officer

2019 was another year of impressive growth and achievement for Equinox Gold. We set ourselves an ambitious agenda and accomplished the majority of our objectives, which is a testament to the hard work and dedication of our entire team. One of our most important achievements was our health, safety and environmental record. We worked more than 1.8 million hours with no lost-time injuries to commence production at Aurizona, achieved the milestone of more than three years with no lost-time incidents at Mesquite and had no significant environmental incidents at any of our sites. In addition, we started construction of our third mine, listed on the NYSE American Stock Exchange and graduated to the Toronto Stock Exchange. We reduced our cost of capital with a new corporate revolving credit facility and welcomed Mubadala as a new strategic long-term partner.

With Aurizona running well, we extended our focus to accelerating production growth and closed the year with the announcement of an at-market merger with Leagold Mining. This merger provided the rare opportunity to combine companies with common strategies, complementary assets and true operating synergies. The combined scale and diversification immediately established Equinox Gold as a premier Americas gold producer with the strongest growth profile in its peer group. Building upon our 200,000 ounces of gold production in 2019, we expect to triple our annualized gold production in 2020 from the expanded asset base.

We also have a number of development and expansion projects underway that will further increase production over the next few years. Castle Mountain Phase 1 construction is more than 50% complete with a current target of pouring first gold in Q3 2020. The Los Filos expansion will add another 200,000 ounces of gold production when the project is complete, to be followed by another 100,000 ounces of production from the Santa Luz restart. We are also completing a feasibility study for the Castle Mountain Phase 2 expansion, have planned exploration programs across the asset portfolio with the objective of mine life extension and are completing a preliminary economic assessment of the potential for an underground mine at Aurizona that could both extend the mine life and increase production.

Of course, our targets for 2020 may be tempered by the harsh realities of the COVID-19 pandemic. Our team has been working tirelessly to help protect the safety of our workforce and local communities as our top priority, while taking steps to keep our mines operating as effectively as possible to protect the interests of our shareholders and maintain the income of our workforce and suppliers. Mining is a key economic driver in the regions in which we work. We recognize our unique position to support both the health and economic wellbeing of our local communities and intend to do our part as the world works together to overcome this crisis.

Equinox Gold’s achievements are the product of an incredibly hard-working team, and the results of these efforts have been recognized in the market. Our daily trading value and liquidity has increased 12-fold compared to the first half of 2019, we have been added to the GDXJ Junior Gold Miners Index and have seen more than 40 new institutional shareholders take positions in the company over the last six months. These changes are hallmarks of an emerging large gold producer. We will continue to work hard to deliver on the growth opportunities and synergies in our portfolio of assets and execute on our strategy of building a premier Americas gold producer.

I thank our team for their loyalty and commitment to each other, to our communities and to Equinox Gold. I also thank our shareholders and lenders for their support and shared vision of Equinox Gold’s future. On behalf of the Equinox Gold team and the Board of Directors, I wish all of our stakeholders strength and good health.

(signed) Christian Milau

Chief Executive Officer
March 30, 2020

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2020 Annual General Meeting of Shareholders

NOTICE OF ANNUAL GENERAL MEETING

WHEN: Friday, May 15, 2020 1:30 p.m. (Vancouver time)	ONLINE AT: https://web.lumiagm.com/289444004 Password: equinox2020

We will cover the following items of business:

1.          Receive our consolidated financial statements for the financial year ended December 31, 2019 and the auditors’ report thereon.

2.          Fix the number of directors at ten (10).

3.          Elect directors to hold office until our 2021 annual general meeting of shareholders.

4.          Reappoint KPMG LLP as our independent auditors to hold office until our 2021 annual general meeting of shareholders and authorize the directors to set the auditors’ pay.

5.          Consider and, if deemed appropriate, pass, with or without variation, a non-binding advisory resolution on executive compensation.

6.          Transact any other business that may properly come before the meeting.

You are entitled to receive this notice and vote at our 2020 annual general meeting of shareholders (the Meeting) if you owned Equinox Gold Corp. (Equinox Gold or the Corporation) shares as of the close of business on March 19, 2020 (the record date for the Meeting).

This year, out of an abundance of caution, to proactively deal with the unprecedented health impact of coronavirus disease, also known as COVID-19, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which we will continue to adhere between the date of this management information circular (Circular) and the date of the Meeting, we will hold our Meeting in a virtual only format, via live audiocast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/289444004 where they can participate, vote, or submit questions during the Meeting’s live audiocast. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.

Equinox Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on Equinox Gold’s website at www.equinoxgold.com/investors/shareholder-meetings and under Equinox Gold’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully. It is important that you exercise your right to vote. Any proxies to be used or acted on at the Meeting must be deposited with Equinox Gold’s transfer agent, Computershare Investor Services Inc. (Computershare). Computershare must receive your proxy by 1:30 p.m. (Vancouver time) on May 13, 2020, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject late proxy forms.

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2020 Annual General Meeting of Shareholders

If you have any questions relating to the Meeting, please contact Equinox Gold at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International) or by email at ir@equinoxgold.com.

DATED at Vancouver, British Columbia this 30th day of March, 2020.

By Order of the Board of Directors

(signed) Ross Beaty

Chairman

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2020 Annual General Meeting of Shareholders

About this Information Circular

You have received this management information circular (the Circular) for the 2020 annual general meeting of shareholders of Equinox Gold to be held at 1:30 p.m. (Vancouver time) on Friday, May 15, 2020 (the Meeting), because our records indicate that you owned Equinox Gold shares as of the close of business on March 19, 2020 (the Record Date). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy. You retain these rights if the Meeting is adjourned or postponed.

Both the Board of Directors (the Board) and management of Equinox Gold encourage you to vote. Management will be soliciting your vote for this Meeting and any Meeting that is reconvened if it is postponed or adjourned.

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by our directors, officers and employees or by our transfer agent, Computershare Investor Services Inc. (Computershare).

This Circular is dated March 30, 2020. Unless otherwise stated, information in this Circular is as of March 30, 2020.

In this Circular, we, us, our, Equinox Gold and the Corporation mean Equinox Gold Corp.

You, your and shareholder mean holders of Equinox Gold shares as of the Record Date.

Your vote is important. This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the online Meeting.

This Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced, unless otherwise indicated, are expressed in US dollars. Unless otherwise stated, any US dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of US$1.00 = C$1.30 and US$1.00 = C$1.36 and US$1.00 = C$1.25, as applicable, representing the daily exchange rate for converting US dollars into Canadian dollars, as quoted by S&P Global Market Intelligence on December 31, 2019 and December 31, 2018 and December 31, 2017. On March 30, 2020, the daily exchange rate for converting US dollars into Canadian dollars, as quoted by S&P Global Market Intelligence was US$1.00 = C$1.41.

Receiving Documents

Equinox Gold is using the notice and access process (Notice and Access) provided under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the notice of meeting and Circular for the year ended December 31, 2019 (collectively, the Meeting Materials) to registered and beneficial shareholders for the Meeting. Equinox Gold has adopted the Notice and Access delivery process in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

The Company will not use a procedure known as “stratification” in relation to its use of Notice-and-Access. Stratification occurs when a reporting issuer while using Notice-and-Access also provides a paper copy of the Circular to some of its shareholders with the Notice and Access notification. In relation to the Meeting, all shareholders will receive the required documentation under Notice-and-Access and will not include a paper copy of the Circular.

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2020 Annual General Meeting of Shareholders

Shareholders may request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on SEDAR and EDGAR. Requests may be made through Equinox Gold’s website, www.equinoxgold.com, or by calling 1-833-EQXGOLD (1-833-379-4653) (North America toll free) or 1-604-558-0560 (International). To receive the Meeting Materials in advance of 1:30 p.m. (Vancouver time) on May 13, 2020 (the Proxy Deadline) and the Meeting date, Equinox Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the Proxy Deadline.

As a shareholder, you can decide if you want to receive paper copies of our interim and annual financial statements and management’s discussion and analysis (MD&A). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

If you have any questions about the procedures to be followed to qualify your vote at the online Meeting or about obtaining and depositing the required proxy form, you should contact Computershare by telephone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International).

Additional Information

You can find financial information relating to Equinox Gold in our audited consolidated financial statements and MD&A for our most recently completed financial year. These documents are available on our website (www.equinoxgold.com) on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Our Board of Directors (Board) has approved the contents of this Circular and has authorized us to send it to you.

By Order of the Board of Directors

(signed) Ross Beaty

Chairman

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2020 Annual General Meeting of Shareholders

Forward-looking Statements

Certain statements contained in this Circular may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian Securities Laws and are based on expectations, estimates and projections as of the date of this Circular. Forward looking statements contained in this Circular include those statements made in the “Letter from the Chairman” and “Letter from the Chief Executive Officer”, and include without limitation statements with respect to timing of project development and construction, the timing and amount of expected future production, the costs of future production and expenditures, expected development and construction, development and constructions timelines, expected acquisitions, operation and exploration plans, timing and completion of preliminary economic assessments and feasibility studies, mine life extensions, expected benefits of financings, dividend distribution, use of proceeds, ability to cover debt obligations, overhead and operating costs, ability to obtain lending arrangements, ability to provide returns, risk management, increase of share price and liquidity, increase of gold price and risks relating to widespread epidemics or pandemic outbreaks, including the COVID 19 pandemic, the impact of COVID-19 on the Corporation’s workforce, suppliers and other essential resources, the extent and duration of those impacts and what effect those impacts, if they occur, would have on the Corporation’s business.

Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Circular, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “anticipated”, “advancing”, “start”, “underway”, “commence”, “outlook”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and those factors identified in the Corporation’s MD&A for the year-ended December 31, 2019 and the Corporation’s 2019 Annual Information Form available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof.

The Corporation has based these forward-looking statements largely on the Corporation’s current expectations and projections about future events and financial trends affecting the financial condition of the Corporation’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Corporation’s actual results to differ materially from those in the forward-looking statements and include but are not limited to: (1) there being no significant disruptions affecting Equinox Gold’s operations or projects; (2) risks relating to widespread epidemics or pandemic outbreaks, including the COVID 19 pandemic; the impact of COVID-19 on the Corporation’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on the Corporation’s business; (3) political, security and legal developments in jurisdictions where Equinox Gold operates or may in future operate, being consistent with Equinox Gold’s current expectations; (4) the accuracy of Equinox Gold’s mineral reserve and mineral resource estimates; (5) the exchange rates between the Canadian dollar, the U.S. dollar, the Mexican peso and the Brazilian real being approximately consistent with current levels; (6) prices for key supplies, equipment, labour and material costs being consistent with Equinox Gold’s current expectations; and (7) all required permits, licenses and authorizations being obtained in a timely manner or at all, or if obtained, remaining in place, from relevant governments.

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2020 Annual General Meeting of Shareholders

While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity, operations, development or financial results, and the duration of any such impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Corporation assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Corporation updates any one or more forward-looking statements, no inference should be drawn that the Corporation will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Circular are expressly qualified in their entirety by this cautionary statement.

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2020 Annual General Meeting of Shareholders

TABLE OF CONTENTS

About this Information Circular	VI
Items of Business	1
Quorum and Approval	2
Voting	2
Who Can Vote	2
How to Vote	2
Voting by Proxy or Voting Instruction Form	2
Registered Shareholders	2
Voting by Telephone	4
Voting by Mail	4
Voting on the Internet	4
Non-Registered or Beneficial Shareholders	4
Attending the Meeting and Voting Online	6
Registered Shareholders	6
Non-Registered Shareholders	6
United States Beneficial Holders	7
Send Your Voting Instructions Immediately	7
Changing Your Vote	8
Registered Shareholders	8
Non-Registered Shareholders	8
Processing the Votes.	8
Board Size	8
Director Nominees	9
Our Policy on Majority Voting	9
Nominees for Election as Directors	9
Cease Trade Orders, Bankruptcies, Penalties or Sanctions.	15
Appointment of the Auditors	16
Say on Pay Advisory Vote	16
Executive Compensation	17
Compensation Discussion and Analysis.	17
Introduction	17
Share Price Performance and Performance Graph.	19
Trading Restrictions	20
Share Ownership	20
Compensation Risk Management	21
Compensation Governance.	22
Use of Compensation Consultants and their Affiliates	25
Benchmarking	25

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2020 Annual General Meeting of Shareholders

Components of NEO Compensation	26
Summary Compensation Table	31
Incentive Plan Awards	32
Value Vested or Earned During the Year Ended December 31, 2019	33
Options Exercised during the Year Ended December 31, 2019	33
Securities Authorized for Issuance under Equity Compensation Plans	33
Option-Based Awards	34
Employment, Consulting and Management Agreements	40
Director Compensation	43
Value Vested or Earned During the Year Ended December 31, 2019	46
Options Exercised during the Year Ended December 31, 2019	46
Loans to Directors	46
Director Attendance	46
Corporate Governance Overview	46
Ethical Business Conduct	47
About the Board	47
Composition of the Board and Independence	48
In-Camera Meetings	49
Areas of Expertise	49
Board Education	49
Board and Assessments	50
Audit Committee	50
Overview	50
The Audit Committee’s Charter	50
Composition of the Audit Committee	51
Additional Information	51
Shares and Principal Shareholders	51
Management Contracts	52
Interest of Certain Persons in Matters to be Acted Upon	52
Indebtedness of Directors and Executive Officers	52
Interest of Informed Persons in Material Transactions	52
Other Matters	53
Directors Approval	53
Schedule A Amended and Restated Stock Option Plan	A-1
Schedule B Amended and Restated Restricted Share Unit Plan	B-1
Schedule C Audit Committee Charter	C-1

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2020 Annual General Meeting of Shareholders

Items of Business

At the Meeting we will cover the following items of business:

1.	Receiving our Financial Statements and the Auditors’ Report

Our consolidated financial statements for the year ended December 31, 2019, and the auditors’ report thereon, will be presented at the Meeting. The audited consolidated financial statements are available on our website (www.equinoxgold.com) and on SEDAR (www.sedar.com) and EDGAR (www.gov.sec). Printed copies will be mailed to registered shareholders and non-registered shareholders who requested them.

2.	Fix the number of directors at ten (10) (see page 8)

You will vote to set, by ordinary resolution, the number of directors of the Corporation at ten (10).

3.	Electing Directors (see page 9)

The 10 nominees for election to the Board are:

Ross J. Beaty Maryse Bélanger Lenard Boggio Tim Breen Gordon Campbell	General Wesley K. Clark Marshall Koval Peter Marrone Christian Milau Neil Woodyer

Directors are elected to serve for a one-year term, which will expire at the end of our 2021 annual general meeting of shareholders.

Questions about voting? Contact: Computershare Investor Services Inc. 100 University Avenue 8th Floor Toronto, Ontario M5J 2Y1 Tel: 1-800-564-6253 (toll free)

4.	Appointing our Independent Auditors and Setting the Auditors’ Pay (see page 16)

You will vote on appointing our auditors and authorizing the Board to set the auditors’ pay for the ensuing year. Our Board, on the recommendation of our Audit Committee, has recommended that KPMG LLP be reappointed as our independent auditors to serve until the end of our 2021 annual general meeting of shareholders. You will also vote on authorizing the Board to set the auditors’ pay for the ensuing year.

5.	Say on Pay Advisory Vote (see page 16)

You will vote on a non-binding advisory resolution to approve our approach to executive compensation, including compensation that will be paid or become payable to our named executive officers under existing employment agreements, as set out herein.

6.	Other Business

If other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Our Board unanimously recommends that shareholders vote FOR all nominees and resolutions at the Meeting.

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2020 Annual General Meeting of Shareholders

Quorum and Approval

A quorum of shareholders is required to transact business at the Meeting. According to our articles of incorporation, a quorum for the transaction of business at any meeting of shareholders shall be one shareholder present or represented by proxy.

Voting

Who Can Vote

You are entitled to receive notice of and vote at the Meeting to be held on May 15, 2020, if you held shares as of the close of business on March 19, 2020, the Record Date for the Meeting.

Each share you own entitles you to one vote on each item of business to be considered at the Meeting.

The voting process is different depending on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your name appears on your share certificate or appears as the registered shareholder with our transfer agent.

You are a non-registered (beneficial) shareholder if your Shares are registered in the name of a bank, trust company, securities broker, trustee or other financial institution or nominee on your behalf (your nominee).

Please be sure to follow the appropriate voting procedure.

How to Vote

You can vote by proxy or voting instruction form or you can attend the Meeting online and vote your shares. Registered shareholders and duly appointed proxyholders can participate in the meeting online by going to https://web.lumiagm.com/289444004 and clicking “I have a login” and entering a Username and Password before the start of the meeting.

Registered shareholders – the 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “equinox2020”.

Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “equinox2020”.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

To participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Voting by Proxy or Voting Instruction Form

Voting by proxy or by voting instruction form is the easiest way to vote. It means you are giving someone else (called your proxyholder) the authority to attend the online Meeting and vote your shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder. We encourage shareholders to vote by proxy well in advance of the Meeting.

Registered Shareholders

You are a registered shareholder if you hold a share certificate in your name or appear as the registered shareholder in the records of our transfer agent.

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2020 Annual General Meeting of Shareholders

Ross Beaty, our Chairman of the Board, Christian Milau, our Chief Executive Officer, and Greg Smith, our President, have agreed to act as the Equinox Gold management proxyholders in connection with the Meeting. You can appoint a person or an entity other than the Equinox Gold management proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided. This person does not need to be an Equinox Gold shareholder.

By completing and returning a proxy, you are authorizing your proxyholder to vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your shares as he or she sees fit.

It is important you provide voting instructions with your proxy. If you appoint the Equinox Gold management proxyholders, but do not tell them how to vote, your shares will be voted:

•	FOR the number of directors of the Corporation to be fixed at ten (10);
•	FOR the election of the nominated directors listed on the proxy form and in this Circular;
•	FOR the reappointment of KPMG LLP as the independent auditors and authorizing the Board to set the auditors’ pay; and
•	FOR the non-binding advisory resolution on executive compensation.

This is consistent with the voting recommendations of the Board. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Equinox Gold management proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Equinox Gold management proxyholders to be your proxyholder, that person must vote at the Meeting on a virtual basis for your vote to be counted.

A proxy will not be valid unless it is dated and signed by the registered shareholder or by the registered shareholders’ attorney, with proof that they are authorized to sign, and completed according to the instructions therein. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for a registered shareholder who is an individual, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the online meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/WROQ by 1:30 p.m. (Vancouver time) on Wednesday, May 13, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

If you are voting by proxy, you may vote by phone, by mail or on the internet.

A proxy can be submitted to Computershare either by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 1:30 p.m. (Vancouver time) on Wednesday, May 13, 2020, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice. If a shareholder who has submitted a proxy attends the Meeting via the audiocast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

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2020 Annual General Meeting of Shareholders

Without a Username, proxyholders will not be able to participate online at the Meeting.

Voting by Telephone

You may vote your shares by telephone by dialing the following toll-free number from a touch-tone telephone: 1-866-732-8683. If you vote by telephone, you will need your control number, which appears at the bottom of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the designated management proxyholders named on your proxy form as your proxyholder.

Voting by Mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Voting on the Internet

Go to www.investorvote.com/Login and follow the instructions on screen. If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.

Non-Registered or Beneficial Shareholders

You are a non-registered (or beneficial) shareholder (Non-Registered Shareholder) if your shares are registered in the name of:

•	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary (Intermediary) or nominee who holds your shares in a nominee account or in the name of such nominee, or
•	a clearing agency, such as Canadian Deposit for Securities Limited (CDS).

OBOs are objecting beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders that do not object to us knowing their identity.

In accordance with applicable securities law requirements, Equinox Gold has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy and voting information form to the Intermediaries and clearing agencies for distribution to Non-Registered Shareholders. The Corporation intends to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs under NI 54-101.

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2020 Annual General Meeting of Shareholders

Intermediaries are required to forward the Notice and Access notification to Non-Registered Shareholders unless a Non-Registered Shareholder has otherwise instructed the Intermediary. Intermediaries often use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Notice and Access notification (or printed copies of the Meeting Materials if previously requested) to Non-Registered Shareholders. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their shares are voted by the Intermediary on their behalf at the Meeting. Generally, Non-Registered Shareholders who have not otherwise instructed the Intermediary will receive the Notice and Access notification together with either:

(i)	more typically, a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. (In some cases, the completion of the voting instruction form by telephone, facsimile or over the internet is permitted.) Typically, the voting instruction form will consist of a one-page pre-printed form; or
(ii)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of common shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, it is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to enable Non-Registered Shareholders to direct the voting of the shares of Equinox Gold that they beneficially own. If a Non-Registered Shareholder who receives one of the forms described above wishes to vote at the Meeting (or have another person vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons listed in the form of proxy and insert the name of the Non-Registered Shareholder or such other person’s name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered. There may be deadlines for Non-Registered Shareholders that are earlier than the deadlines for proxies from registered shareholders set out above.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

In order to vote using the voting instruction form:

•	NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.
•	OBOs: Sign and date the voting instruction form your intermediary sends to you and follow the instructions for returning the form.

Your intermediary is responsible for properly executing your voting instructions.

If you are a non-registered shareholder and would like additional information or assistance in completing your voting instruction form or in obtaining the required information to submit your vote on the matters to be dealt with at the Meeting, you may refer to Equinox Gold at ir@equinoxgold.com, refer to the Equinox Gold’s website, www.equinoxgold.com, or call 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International).

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2020 Annual General Meeting of Shareholders

Attending the Meeting and Voting Online

The Meeting will be hosted online by way of a live audiocast. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 1:30 p.m. (Vancouver time) on May 15, 2020, online at https://web.lumiagm.com/289444004.

Registered Shareholders

Registered shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the meeting.

•	log in at https://web.lumiagm.com/289444004 at least 15 minutes before the Meeting starts;
•	click on “I have a login”;
•	enter your 15-digit control number from your Proxy;
•	enter the password: “equinox2020” (case sensitive); and
•	vote.

To participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Non-Registered Shareholders

Non-registered shareholders wishing to attend the meeting virtually who do not have a 15-digit control number or Username will only be able to attend as a guest, which allows them to listen to the meeting, however, such non-registered shareholders will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.

If you are a non-registered shareholder and you wish to vote at the Meeting online, you must appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and following all of the applicable instructions provided therein, including as follows:

•	NOBOs: Follow the instructions on the voting instruction form. You must request a legal proxy form granting you the right to attend the Meeting and vote, and return the proxy form to our transfer agent, Computershare, within the time periods specified.
•	OBOs: Follow the instructions on the voting instruction form from your intermediary, and request a proxy form, which grants you the right to attend the Meeting and vote and return the proxy form to our transfer agent, Computershare, within the time periods specified.

You must submit your voting instruction form prior to registering yourself as proxyholder. Registering yourself as proxyholder is an additional step once you have submitted your voting instruction form. Failure to register yourself as a duly appointed proxyholder will result in you not receiving a Username to participate in the online meeting. To register as a proxyholder, you MUST visit http://www.computershare.com/WROQ by 1:30 p.m. (Vancouver time) on Wednesday, May 13, 2020 and provide Computershare with your contact information, so that Computershare may provide you with a Username via email.

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2020 Annual General Meeting of Shareholders

To vote online at the Meeting if you have appointed yourself as a proxyholder or you are a duly appointed proxyholder and the proxyholder registration with Computershare has been completed:

•	you will receive log in credentials from Computershare once the proxy deposit deadline has passed;
•	log in at https://web.lumiagm.com/289444004 at least 15 minutes before the Meeting starts;
•	click on “I have a login”;
•	enter your 15-digit control number from your Proxy;
•	enter the password: “equinox2020” (case sensitive); and
•	vote.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

To participate online, proxyholders must have received an email from Computershare containing a Username.

United States Beneficial Holders

To attend and vote at the Meeting virtually, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the online Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the online Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare

100 University Avenue

8th Floor

Toronto, Ontario

Canada, M5J 2Y1

OR

Email at: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 1:30 p.m. (Vancouver time) on May 13, 2020. You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the online Meeting and vote your shares at https://web.lumiagm.com/289444004 during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/WROQ.

Send Your Voting Instructions Immediately

If you are a non-registered shareholder, your vote will only be counted if Computershare receives your voting instruction form or, if you intend to attend the Meeting on a virtual basis, your proxy form, as applicable, before 1:30 p.m. (Vancouver time) on Wednesday, May 13, 2020.

Make sure your voting instruction form or proxy form, as applicable, is properly completed and that you allow enough time for it to reach Computershare if you are sending it by mail.

If the Meeting is postponed or adjourned, Computershare must receive your voting instructions form or proxy form at least 48 hours before the Meeting is reconvened.

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2020 Annual General Meeting of Shareholders

Changing Your Vote

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any other manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written notice must have the seal of the corporation or association, if applicable, and must be executed by an officer or an attorney who has written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Equinox Gold Corp.

Suite 1501, 700 West Pender Street

Vancouver, British Columbia

Canada, V6C 1G8

Attention: Corporate Secretary

If you have sent in your completed proxy form and subsequently decided that you want to attend the Meeting and vote you can still participate in the Meeting. If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting.

Non-Registered Shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote:

•	NOBOs: Contact our agent on the voting instruction form immediately so they have enough time before the Meeting to arrange to change your vote.
•	OBOs: Contact your intermediary immediately so they have enough time before the Meeting to arrange to change your vote and, if necessary, revoke the proxy.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf. We will announce file the voting results of the Meeting by press release and file them on SEDAR and EDGAR after the Meeting.

Board Size

The Corporation’s Articles Section 13.1(2) require that Board of Equinox Gold consist of the greater of three directors or the number set by ordinary resolution. At the Meeting, the ten (10) persons named below will be proposed for election as directors of the Corporation. Equinox Gold is asking shareholders to set, by ordinary resolution, the number of directors of the Corporation at ten (10).

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2020 Annual General Meeting of Shareholders

Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy intend to vote FOR setting the Board size at ten (10) persons.

Director Nominees

Eight directors of the Corporation will stand for re-election at the Meeting with two additional nominees, Ms. Maryse Bélanger and Mr. Christian Milau. Ms. Bélanger is nominated for election to the Board for the first time and Mr. Milau, our Chief Executive Officer, was a director of the Corporation from 2016 to March 10, 2020.

These directors have been nominated based on the diversity of skills and experience that the Board believes is necessary to effectively fulfil its duties and responsibilities.

The Board has adopted an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on Equinox Gold’s website at www.equinoxgold.com. As of the date of this Circular, the Corporation has not received notice of any additional director nominations in connection with the Meeting.

Our Policy on Majority Voting

We have adopted a majority voting policy. Under our majority voting policy, any nominee proposed for election as a director must submit his or her resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors – where the number of nominees is the same as the number of directors to be elected.

Within 90 days of the relevant shareholders’ meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining its reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting as management’s nominees. Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy form intend to vote FOR management’s nominees.

We do not contemplate that any of these nominees will be unable to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify that shares are to be withheld from voting on the election of directors.

Each director elected at the Meeting will hold office until the close of our next annual general meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia).

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2020 Annual General Meeting of Shareholders

Ross J. Beaty, 68 British Columbia, Canada Director since December 22, 2017 Chairman (Independent) Principal Occupation Resource Entrepreneur

Mr. Beaty is a geologist and resource company entrepreneur with more than 43 years of experience in the international minerals industry. He is a past President of the Silver Institute, a Fellow of the Geological Association of Canada, the Society of Economic Geologists, and the Canadian Institute of Mining, and a recipient of the Institute’s Past President Memorial Medal. Mr. Beaty has received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration; the 2008 Mining Person of the Year award from the Mining Association of B.C.; the Viola R. MacMillan Award by the Prospectors and Developers Association of Canada; the CIM’s Vale Medal for meritorious contribution to mining; the Vancouver Aquarium’s North Medal for Ocean Conservation; and the Alumni Award of Distinction from UBC’s School of Law. Mr. Beaty has been inducted to the Resource Hall of Fame (2015), the Business Laureates of British Columbia Hall of Fame (2017) and the Canadian Mining Hall of Fame (2018). Mr. Beaty was also appointed to The Order of Canada in 2017.

Mr. Beaty was born in Vancouver, Canada and educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

Securities Held	Value as at March 30, 2020 (1)
Shares (2) Options RSU pRSU (3)	19,099,270 4,070 0 1,320,000	$123,535,70 0 0 $8,537,872
Voting Results
	For	Withheld
2019 2018	98.73% 99.50%	1.27% 0.50%
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • ESG Committee(4)	7 of 7 3 of 3
Other Directorship with Reporting Issuers
Innergex Renewable Energy Inc.; and Pan American Silver Corp.
Area of Expertise

Accounting and Tax; Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business; Mining Industry and Operations; Strategic Planning and M&A

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30, 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020.

(2) Of which 1,314,751 shares are beneficially held by Kestrel Holdings Ltd.

(3) Refer to page 43 Directors Compensation for details.

(4) Formerly Social Responsibility and Technical Committee.

Maryse Bélanger,58 British Columbia, Canada Nominated Director Director (Independent) Principal Occupation Corporate Director

 Ms. Bélanger brings over 35 years of experience with senior gold companies globally with proven strengths in operational excellence and efficiency, technical studies and services. She has provided oversight and project management support through some of the mining industry’s key strategic acquisitions. Most recently, Ms. Bélanger was President, COO and Director of Atlantic Gold. She previously served as CEO and Managing Director of Mirabela Nickel.

From 2011 to 2014, Ms. Bélanger was a senior executive with Goldcorp where she was ultimately appointed Senior Vice President, Technical Services. During this time, she oversaw the global geology, mine planning and design, metallurgy, hydrology, tailings dam and geotechnical engineering functions. Prior to joining Goldcorp, Ms. Bélanger was Director, Technical Services for Kinross Gold for Brazil and Chile.

Ms. Bélanger is an active Board Member of Sherritt International, Plateau Energy Metals and Pure Gold Mining and has served on the boards of Mirabela, True Gold, Newmarket Gold and Atlantic Gold. She was recently recognized by the Women in Mining UK “WIM (UK)” 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics and she is fluent in English, French, Spanish and Portuguese.

Securities Held	Value as at March 30, 2020 (1)
Shares Options RSU	0 0 0	0 0 0
Voting Results
	For	Withheld
2019 2018	N/A N/A	N/A N/A
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • N/A		N/A N/A
Other Directorship with Reporting Issuers
Plateau Energy Metals Inc.; Sherritt International; Pure Gold Mining Inc.; and SIGMA Lithium Resources Corporation
Area of Expertise

Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business; Mining Industry and Operations; Strategic Planning and M&A

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30, 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020.

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2020 Annual General Meeting of Shareholders

Lenard Boggio, 65 British Columbia, Canada Director since December 22, 2017 Lead Director (Independent) Principal Occupation Corporate Director

Lenard Boggio is Chairman of Equinox Gold's Audit Committee and a member of Equinox Gold's Compensation & Corporate Governance Committee. Mr. Boggio is a former partner of PwC, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transactional support, previously assisting, amongst others, clients in the mineral resource and energy sectors, including exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio previously served as a director of Blue Gold Mining Inc., Augusta Resource Corp., Armor Minerals Inc., Polaris Materials Corporation, and Lithium Americas Corp. and currently serves as a director of Pure Gold Mining Inc., Sprott Resource Holdings Inc. and Titan Mining Corp. and provincially owned BC Hydro and Power Authority. Mr. Boggio has a Bachelor of Arts Degree and an Honors Bachelor of Commerce Degree from the University of Windsor. In 1985 Mr. Boggio became a member of the Institute of Chartered Accountants of BC (“ICABC”, now “CPA BC”), was conferred with a Fellow’s designation in 2007 for distinguished service to the profession and community and in 2018 he was given a Lifetime Achievement Award by CPA BC for his outstanding lifetime of service to the profession and community. He is a past president of ICABC and he is also a past Chair of the Canadian Institute of Chartered Accountants. He is also a member of the Canadian Institute of Corporate Directors (“ICD.D”).

Securities Held	Value as at March 30, 2020 (1)
Shares Options RSU	35,635 100,416 10,934	$230,490 $257,654 $70,722
Voting Results
	For	Withheld
2019 2018	99.61% 99.61%	0.39% 0.39%
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • Audit Committee (Chair) • CNG Committee	7 of 7 4 of 4 4 of 4
Other Directorship with Reporting Issuers
Pure Gold Mining Inc., Sprott Resources Holding Inc. and Titan Mining Corporation
Area of Expertise

Accounting and Tax; Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business; Mining Industry and Operations; Strategic Planning and M&A

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30, 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020.

Tim Breen, 42 New York, USA Director since August 1, 2019 Director (Non-independent) Principal Occupation Executive Director, Mubadala Technology, Manufacturing and Mining

Tim Breen is a member of Equinox Gold's Social Responsibility & Technical Committee and also the Compensation, Nomination and Governance Committee. Mr. Breen is a long-standing member of Mubadala Investment Company’s senior leadership team, currently serving as an Executive Director in Mubadala’s Technology, Manufacturing and Mining platform. He serves on the boards of several of Mubadala Investment Company’s (Mubadala) major investments in North America, including GlobalFoundries, the world’s leading specialty semiconductor manufacturing company, as well as NOVA Chemicals, a North-American leader in the Olefins/Polyolefins sector with operations in the US and Canada. He previously served on or chaired the boards of several Mubadala portfolio companies including those in the metals and mining sector: Emirates Global Aluminium (a global leader in Aluminium, active across the entire value chain from Bauxite to Primary Aluminium), MATSA (a leading European Copper/Zinc miner) and MINESA (one of the world’s leading underground gold mines under development in Santander Province, Colombia). Mr. Breen has been involved in multiple aspects of the mining sector, including project development, operations, M&A, financing and joint ventures across all major geographies. Prior to joining Mubadala in 2010, he was based in Abu Dhabi as a partner with McKinsey & Company, focusing on heavy industries including Oil & Gas, Chemicals and Metals & Mining. Mr. Breen holds an MBA from London Business School. He is based in Mubadala’s New York office.

Securities Held	Value as at March 30, 2020 (1)
Shares Options RSU	0 10,909 6,000	0 $20,271 $38,809
Voting Results
	For	Withheld
2019 2018	N/A N/A	N/A N/A
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • CNG Committee • ESG Committee		3 of 3 3 of 3 2 of 2
Other Directorship with Reporting Issuers
N/A
Area of Expertise

Accounting and Tax; Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business; Mining Industry and Operations; Strategic Planning and M&A

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30, 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020.

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2020 Annual General Meeting of Shareholders

Gordon Campbell, 72 Ontario, Canada Director since March 10, 2020 Director (Independent) Principal Occupation Corporate Director

Gordon Campbell is a former Canadian diplomat and politician. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom. He was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, Mr. Campbell was Mayor of Vancouver, British Columbia. Prior to serving in politics, Mr. Campbell was a real estate developer and a CUSO teacher in Nigeria.

Securities Held	Value as at March 30, 2020 (1)
Shares Options DSU	25,753 0 59,071	$166,573 0 $382,076
Voting Results
	For	Withheld
2019 2018	N/A N/A	N/A N/A
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • N/A		N/A N/A
Other Directorship with Reporting Issuers
N/A
Area of Expertise

Accounting and Tax; Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30], 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020.

General Wesley K. Clark,75 Arkansas, USA Director since March 10, 2020 Director (Independent) Principal Occupation Chairman & CEO, Wesley K. Clark and Associates (strategic consulting firm)

Gen. Wesley Clark is a retired 4-star U.S. Army General. General Clark spent 34 years in the U.S. Army and held several Commands including Supreme Allied Commander Europe of NATO and, earlier in his career, Commander, U.S. Southern Command, which covers activities in South America and Central America. Currently, General Clark heads a strategic advisory and consulting firm.

Securities Held	Value as at March 30, 2020 (1)
Shares Options DSU	11,951 0 59,752	$77,300 0 386,481
Voting Results
	For	Withheld
2019 2018	N/A N/A	N/A N/A
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • N/A		N/A N/A
Other Directorship with Reporting Issuers
BNK Petroleum Inc.
Area of Expertise

Accounting and Tax; Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30, 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020.

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2020 Annual General Meeting of Shareholders

Marshall Koval, 62 Washington, U.S.A Director since December 22, 2017 Director (Non-Independent) Principal Occupation CEO of Lumina Group

Marshall Koval is a member of Equinox Gold’s ESG Committee (formerly Social Responsibility/Technical Committee) and its Compensation & Corporate Governance Committee. Mr. Koval is a geologist and mining executive with 42 years of corporate management, M&A, finance, mineral exploration, mine development and operations experience and has worked on mining projects in over 30 countries. He currently serves as President & CEO of Lumina Gold and CEO of Luminex Resources, and is a Director of Miedzi Copper. He was President & CEO of Anfield Gold until it was acquired by Trek Mining in December 2017 in the transaction to form Equinox Gold. Previously, Mr. Koval was a partner in Lumina Capital and served as CEO of Northern Peru Copper, VP of Corporate Development for Lumina Copper, President of Pincock, Allen & Holt and held management positions with Golder Associates, BHP/Utah International, Inco, Meridian Minerals and Inspiration Consolidated Copper. Mr. Koval holds a BSc in Geology from the University of Missouri and is a registered professional geologist in North Carolina and Washington.

Securities Held	Value as at March 30, 2020 (1)
Shares Options RSU	158,710 63,726 10,934	$1,026,550 $107,262 $70,722
Voting Results
	For	Withheld
2019 2018	84.17% 97.25%	15.83% 2.75%
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • CNG Committee • ESG Committee		7 of 7 4 of 4 3 of 3
Other Directorship with Reporting Issuers
Lumina Gold Corp. and Luminex Resources Corp.
Area of Expertise

Accounting and Tax; Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business; Mining Industry and Operations; Strategic Planning and M&A

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30], 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020..

Peter Marrone, 60 Ontario, Canada Director since March 10, 2020 Director (Independent) Principal Occupation Executive Chairman of Yamana Gold Inc.

Peter Marrone is the Executive Chairman of Yamana Gold Inc., which he founded in 2003. He has more than 30 years of mining, business, and capital markets experience. He has been on the boards of a number of public companies and has advised companies with a strong South American and North American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced corporate law in Toronto with a strong focus on corporate law, securities law and international transactions.

Securities Held	Value as at March 30, 2020 (1)
Shares Options DSU	13,110 0 26,690	$84,797 0 $172,633
Voting Results
	For	Withheld
2019 2018	N/A N/A	N/A N/A
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • N/A		N/A N/A
Other Directorship with Reporting Issuers
Yamana Gold Inc.
Area of Expertise

Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business; Mining Industry and Operations; Strategic Planning and M&A

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30], 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020.

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2020 Annual General Meeting of Shareholders

Christian Milau, 48 Vancouver, B.C. Canada Nominated Director (Former Director from 2016 – March 10, 2020) Director (Non-independent) Principal Occupation Chief Executive Officer, Equinox Gold

Christian Milau has been the CEO of Equinox Gold from August 2016, leading the team through three mergers and an asset acquisition. He was the CEO of Trek Mining until it merged to form Equinox Gold in December 2017, and was the CEO of Luna Gold from August 2016 until it merged with JDL Gold in March 2017 to form Trek Mining. Before joining Luna Gold, Mr. Milau was the CEO of True Gold until it was acquired by Endeavour Mining in April 2016. Mr. Milau is a Canadian Chartered Professional Accountant with over 23 years of experience in mining and finance. In addition to his background in finance and capital markets, he brings important operational, government and stakeholder relations experience, including successfully negotiating various community, security, fiscal and tax agreements. Prior to True Gold, Mr. Milau held senior positions at Endeavour Mining, New Gold, BNP Paribas in London, and Deloitte. He is currently a director of Northern Dynasty Minerals Ltd. and Plateau Energy Metals Inc.

Securities Held		Value as at March 30, 2020 (1)
Shares Options RSU pRSU (2)	271,078 83,440 19,500 48,966	$1,753,356 $222,208 $126,128 $316,716
Voting Results
	For	Withheld
2019 2018	98.99% 99.68%	1.01% 0.32%
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • N/A		7 of 7
Other Directorship with Reporting Issuers
Northern Dynasty Minerals Ltd. and Plateau Energy Metals Inc.
Area of Expertise

Accounting and Tax; Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business; Mining Industry and Operations; Strategic Planning and M&A

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30], 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020. (2) On the Redemption Date (as defined below) of the pRSUs (as defined below), the number of shares to be issued in satisfaction of the pRSU will vary from 50% to 150% of the number of pRSUs granted based on the performance ratio.

Neil Woodyer, 76 Monaco Director since March 10, 2020 Vice Chairman (Non-Independent) Principal Occupation Corporate Director

 Neil Woodyer has extensive history in the mining sector creating growth strategies, implementing financing plans and leading management teams. In 1988, he was a founder of Endeavour Financial, a successful mining merchant banking and advisory business. In 2009, Mr. Woodyer, then Endeavour’s CEO, and Mr. Giustra devised Endeavour’s gold growth strategy and in 2010, Mr. Woodyer led the transition of Endeavour Financial into Endeavour Mining, which successfully grew into one of the largest gold producers in West Africa through a series of acquisitions, successful expansion and optimization projects, and new mine construction. In July 2016, Mr. Woodyer founded Leagold and began implementing its gold mining growth strategy focused on Latin America.

Securities Held		Value as at March 30, 2020 (1)
Shares Options RSU	2,222,657 1,653,926 0	$14,376,335 $1,562,504 0
Voting Results
	For	Withheld
2019 2018	N/A N/A	N/A N/A
Board and Committee Membership and Attendance - 2019
Board of Director Committee: • N/A	N/A N/A
Other Directorship with Reporting Issuers
N/A
Area of Expertise

Accounting and Tax; Capital Markets and Finance; Corporate Governance; Corporate Social Responsibility; Executive Management/Senior Officer Experience; HSE &/or Risk Management; Government Relations/Regulatory; Human Resources Compensation; International Business; Mining Industry and Operations; Strategic Planning and M&A

Note:

(1) Calculated using the closing price of our shares on the TSX on March 30], 2020 ($9.12) and converted into US$ at an exchange rate of US$1= C$1.41 as quoted by S&P Global Market Intelligence on March 30, 2020.

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2020 Annual General Meeting of Shareholders

The municipality and province or state of residence, principal occupation and business or employment of each director has been furnished by the individual nominees. The number of shares, options (Options), time-based restricted share units (RSUs), performance-based RSUs (pRSUs) and deferred share units (DSUs) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at March 30, 2020 or has been provided by individual nominees.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as stated below, to the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company (including the Corporation) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

General Clark: (i) is a director of Rentech Inc., which on December 19, 2017 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware; and (ii) ceased to be a director of Rodman & Renshaw LLC less than one year prior to its filing, along with its parent, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable US bankruptcy laws in January 2013.

Mr. Boggio was a director of Great Western Minerals Group Ltd. (GWMG) from January 2013 until his resignation together with all the then current directors in July 2015. On April 30, 2015 GWMG announced that a support agreement was entered into with the holders of a majority of GWMG’s secured convertible bonds and GWMG was granted protection from its creditors under the Companies Creditors Arrangements Act upon receiving an initial order from the Court. On May 11, 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered bankruptcy proceedings.

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2020 Annual General Meeting of Shareholders

Mr. Woodyer was a director of Pacific Exploration and Production Corporation (currently Frontera Energy Corporation) (Pacific) from April 2008 to August 2015. On April 19, 2016, Pacific announced that it had entered into an agreement contemplating a restructuring transaction, including a plan of compromise and arrangement pursuant to the Companies’ Creditors Arrangement Act (Canada). On November 2, 2016, Pacific announced the completion of the restructuring transaction.

Appointment of the Auditors

KPMG LLP has been the Corporation’s auditors since January 5, 2017. The auditors conduct the annual audit of our financial statements, provide audit-related, tax and other services, and reports to the Audit Committee of the Board. Unless otherwise instructed, the management proxyholders appointed pursuant to the accompanying proxy form will vote FOR the resolution appointing KPMG LLP as our auditors to hold office until our 2021 annual general meeting of shareholders and FOR authorizing the Board to fix the auditors’ pay.

At last year’s annual general meeting, 99.59% of the votes were cast in favour to appoint KPMG LLP as Equinox Gold’s auditors and 0.41% of votes were cast withheld.

Auditors’ Fees

The fees billed by the Corporation’s auditors in each of the last two fiscal years are as follows:

Financial Year Ending (1)	Audit Fees	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
2019	$561,253	Nil	$680,134	Nil
2018	$331,835	$46,263	$156,613	Nil

Notes:

(1)	Fees are disclosed on an “as billed” basis. The 2019 fees were converted from Canadian dollars into US dollars at the average exchange rate for 2019 of C$1 = US$0.7537 (US$1=C$1.33).
(2)	Audit related fees of $46,263 in 2018 were for the review of the NewCastle Gold Ltd. and Anfield Gold Corp. information circular.
(3)	Tax fees of $680,134 were for corporate compliance purposes and fees related to the acquisition of the Mesquite gold mine (Mesquite). Tax fees of $156,613 in 2018 were for corporate compliance purposes and fees related to the Solaris Resources spinout and the Mesquite acquisition.

SAY ON PAY ADVISORY VOTE

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Corporation will disclose the results of the vote as part of its report on voting results for each annual general meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.

If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review Equinox Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in Equinox Gold’s management information circular for the following year.

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2020 Annual General Meeting of Shareholders

Shareholders are encouraged to review and consider the detailed information regarding Equinox Gold’s approach to compensation under the heading “Executive Compensation” on page 17.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of Equinox Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Executive Compensation” in the Management Information Circular of the Corporation dated March 30, 2020 delivered in advance of the Meeting.”

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided on page V of the Notice of Annual General Meeting to which this Circular is attached.

Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.

Executive Compensation

Compensation Discussion and Analysis

Introduction

This section provides information on Equinox Gold’s executive compensation program for 2019. For 2019, our named executive officers (NEOs), as defined in National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102), were as follows:

•	Christian Milau, Chief Executive Officer (CEO)
•	Greg Smith, President
•	Peter Hardie, Chief Financial Officer (CFO)
•	Jim Currie, Chief Operating Officer (COO)
•	Scott Heffernan, Executive Vice President, Exploration

In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to the NEOs. Jim Currie ceased to be COO of the Corporation on March 10, 2020.

Background and 2019 Performance

Equinox Gold achieved many of its corporate objectives for 2019. Highlights for the year include:

•	Completed 3.3 million work hours with two lost-time injuries across all of the Corporation’s sites;
•	Completed construction and achieved commercial production at the Aurizona mine (Aurizona);
•	Commenced Phase 1 construction at the Castle Mountain mine and initiated the Phase 2 feasibility study;

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2020 Annual General Meeting of Shareholders

•	Achieved exploration success at Aurizona and Mesquite;
•	Sold 196,803 ounces of gold generating revenue of $281.7 million;
•	Generated earnings from mine operations of $83.9 million with cash flow from operations of $59.7 million;
•	Completed strategic $130 million investment by Mubadala Investment Company;
•	Reduced cost of capital with new $130 million corporate revolving credit facility;
•	Commenced trading on the NYSE American Stock Exchange;
•	Graduated from the TSX Venture Exchange to the Toronto Stock Exchange (TSX);
•	Announced an at-market merger with Leagold Mining Corporation (Leagold) on December 16, 2019, with concurrent debt and equity financings totaling $670 million, and subsequently closed both the transaction and the financings on March 10, 2020; and
•	Ended the year with $67.7 million of cash and cash equivalents (unrestricted).

See page 19 for further details on Equinox Gold’s performance in 2019.

Executive Compensation Philosophy and Objectives

Equinox Gold was formed in December 2017 with the vision of producing one million ounces of gold annually by 2023 through a combination of expanding capacity from existing assets and expanding the portfolio of assets with mergers and acquisitions such as the recently completed merger with Leagold. We believe scale and diversity is important in the gold mining business, bringing economies of scale, better access to capital and less overall risk.

To achieve its drive for growth and scale, Equinox Gold focuses on creating value for shareholders through:

•	delivering on operational targets (safety, cost, production, environment and social responsibility);
•	maintaining a strong financial position;
•	achieving internal growth through exploration, project development and continuous improvement of existing operations; and
•	delivering on external growth through value enhancing merger and acquisition opportunities.

Equinox Gold’s executive compensation philosophy and objectives are designed to incentivize and reward management to deliver on demanding goals that are likely to increase shareholder value in these areas of focus.

Many of the executive team, including the NEOs, own shares in Equinox Gold that were purchased with their own personal finances and not through company awarded shares (although their personally acquired holdings have since been supplemented by company awarded shares). Insiders own approximately 11% of the Corporation’s issued shares. This is one of the highest levels of insider ownership in the Corporation’s peer group, a distinction that is important to the Corporation and its management team as it demonstrates a higher level of commitment and alignment with shareholder interests and supports the Corporation’s culture of acting like owners.

The Board has the responsibility for reviewing and approving the Corporation’s compensation programs, as recommended by the Compensation, Nomination and Governance Committee (CNG Committee). The NEOs’ compensation is reviewed on an annual basis. To determine future compensation payable, the CNG Committee will review compensation paid for NEOs and other senior executives of companies of a similar size and stage of development in the mining industry and determine appropriate compensation reflecting the need of the Corporation to provide incentive and compensation for the time and effort expended by the NEOs while taking into account the financial and other resources of the Corporation in advance of recommending any compensation to the Board.

Targeted market position:

•	Base salaries should be positioned at or below the median of the Corporation’s peers and competitive market.
•	Short-term incentives and long-term incentive awards should be positioned near the median of our peers and competitive market. NEO’s should also have the opportunity to earn higher actual total compensation if they achieve superior performance.

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2020 Annual General Meeting of Shareholders

The objectives of Equinox Gold’s executive compensation program are designed to ensure that compensation reflects performance, is fair and reasonable, and is sufficient to attract and retain qualified and experienced executives, particularly as the Corporation grows and demands on management increase. This is done by considering:

•	internal and external comparisons;
•	management’s long-term interests and the long-term interests of shareholders;
•	Equinox Gold’s financial and operating performance;
•	each executive’s individual performance and contribution towards meeting corporate objectives; and
•	recommendations made by independent compensation consultants retained by the CNG Committee, if deemed appropriate.

Post-Merger Compensation

On March 10, 2020 the Corporation completed a merger with Leagold that will significantly increase its gold production and scope of operations. During 2020, the Corporation plans on reviewing its compensation practices to ensure that it continues to be competitive and aligned with shareholder interests.

Share Price Performance and Performance Graph

The following graph shows the value of C$100 invested in Equinox Gold’s shares between January 1, 2017 and December 31, 2019 (being the period since the Corporation was established as Equinox Gold Corp.) assuming reinvestment of dividends, compared to a similar investment in the Market Vectors Junior Gold Miners Index (GDXJ Index). The graph also depicts total annual compensation for our NEOs for each year from January 1, 2017 to December 31, 2019.

	1 Jan 2017	31 Dec 2017	31 Dec 2018	31 Dec 2019
Total NEO Compensation	N/A	2.7	3.4	3.0
Investment in EQX	100.00	63.64	57.95	113.52
Investment in GDXJ	100.00	107.75	93.42	133.37

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2020 Annual General Meeting of Shareholders

in C$
	EQX Closing Price	Base	GDXJ	Base
01/03/2017	$8.80	$100.00	$31.72	$100.00
12/31/2017	$5.60	$63.64	$34.18	$107.75
12/31/2018	$5.10	$57.95	$29.64	$93.42
12/31/2019	$9.99	$113.52	$42.31	$133.37

Our share price is significantly influenced by the price of gold, as illustrated in the graph below. The price of gold is largely determined by global demand and supply, which is driven by geopolitical and economic events. During the period 2017 through to 2019 (Performance Period), the price of gold increased from $1,162.00 per ounce at December 31, 2016 to $1,523.10 on December 31, 2019.

	1 Jan 2017	31 Dec 2017	31 Dec 2018	31 Dec 2019
EQX Share Price	$8.80	$5.60	$5.10	$9.99
Gold Price	$1,162.00	$1,356.70	$1,306.30	$1,523.10

Although gold price does have a significant influence on our share price, it is essential that our management team focus on delivering on objectives that creates long-term value for shareholders rather than short-term fluctuations in share price, and that our compensation plans reflect that.

Trading Restrictions

We have an Insider Trading and Use of Material Information policy that places restrictions on employees, their families and other associates from trading or pledging our securities. Additionally, key personnel, including executives and directors, are prohibited from short sales and have restrictions on certain other trading such as hedging, short-term trading and put and call options trading of our securities.

Share Ownership

On October 30, 2019, the Corporation adopted a Share Ownership Policy that requires certain executives to own minimum values of common shares of the Corporation, as follows:

CEO and President – value equal to three times current annual base salary

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2020 Annual General Meeting of Shareholders

CFO and COO – value equal to one times current annual base salary

The applicable level of share ownership is required to be achieved in five years from the later of the adoption of the policy or the date the NEO is appointed to his or her position. Common shares can only be used in the share ownership calculation and are valued, as follows:

1.	The number of common shares beneficially owned as at the date of adoption of the Share Ownership Policy multiplied by the closing price of the Corporation on the TSX on the date of adoption; plus
2.	For common shares acquired after the date of adoption, the acquisition cost of such shares.

The table below shows the ownership levels of the NEOs subject to the Share Ownership Policy as at December 31, 2019:

Name	Position	Base Salary C$	Ownership Requirement C$	Value of Common Shares Owned C$	Meets Requirement (Yes / No)
Christian Milau	CEO	$475,000	$1,425,000	$2,179,946	Yes
Greg Smith	President	$400,000	$1,200,000	$2,496,707	Yes
James Currie(1)	COO	$450,000	$450,000	Nil	No
Peter Hardie	CFO	$400,000	$400,000	$799,447	Yes

(1)       Mr. Currie ceased to be COO on March 10, 2020

Compensation Risk Management

The Board and the CNG Committee carefully consider potential risks when designing compensation programs, setting objectives, setting salaries and making incentive awards.

Our compensation program design and Board oversight provide a number of controls that mitigate compensation risks, including the following:

•	Balanced Compensation Mix: Our executive compensation packages are designed to balance fixed and variable compensation as well as short and long-term incentives. This mix rewards both short and long-term performance, while providing a fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value. Base salaries are intended to be market competitive to reduce over-reliance on variable (at risk) compensation.
•	Appropriate balance of metrics and weightings: The objectives of our short-term incentive program balance growth, safety, operating, financial and share price performance and are approved by the CNG Committee. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business.
•	Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts. The Equinox Gold Corp. RSU Plan caps performance based RSUs (“pRSUs”) at a maximum of 300% of the number granted (pRSUs granted to NEOs to the date of this circular are capped at a maximum of 150% of the number granted).
•	Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time, from one to three years.
•	Share ownership guideline: Certain NEOs are expected to hold a minimum number of shares to encourage them to consider long-term performance and multi-year goals in decision-making. See page 20 for the guideline and current executive share ownership levels.

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2020 Annual General Meeting of Shareholders

•	Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of shares within limits approved by shareholders and as detailed in the Corporation’s Amended and Restated Stock Option Plan (Equinox Gold Option Plan) and Amended and Restated Restricted Unit Plan (Equinox Gold RSU Plan). See page 34 for a summary of the plans and Schedules A and B for the full plans.
•	Board discretion: Both the short and long-term incentive programs may be changed or suspended at any time by the Board.
•	Control features / plan governance: Annual goals and metrics are reviewed by the CNG Committee and approved by the Board. Final award payout levels and cash incentives are reviewed by the CNG Committee and approved by the Board. The year-end compensation review process allows the CNG Committee and the Board to consider factors not included in the Corporation’s performance when determining short-term and long-term incentives. These additional factors include value-enhancing additional key results and achievements and the share price performance shareholders experienced during the year. Taking such additional factors into account, the CNG Committee and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with the Corporation’s performance and shareholder returns.
•	Time horizon of payments or realization of value:
Incentive	Key Terms
Short term incentive awards	Made in January following the performance year
Option awards	Vest over two years; have a life of five years
RSUs	Vest over two years
pRSUs	Vest at the end of three years

•	Restrictions on trading: Executives are prohibited from certain trading activities as described on page 20.
•	“Clawback” provision: Equinox Gold has an Executive Compensation Recovery Policy that provides for the recovery of short and long-term incentive awards if a NEO is determined to be responsible for fraud, misconduct or negligence that results in Equinox Gold having to materially restate previously issued financial, technical or operational results; or a NEO has engaged in fraud, theft, embezzlement or serious misconduct (including conduct that would qualify as cause for termination of employment at common law) or negligence, regardless if there was a material restatement.
•	Executive compensation consultants: When a significant change in the design of an executive compensation program(s) is contemplated, the CNG Committee engages independent executive compensation consultants to review the executive compensation policies and practices, and proposed changes to identify areas of risk.

Compensation Governance

Role of the CNG Committee

The CNG Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues in addition to its other duties with respect to director nominations and corporate governance. The CNG Committee meets at least two (2) times per year, and holds in-camera sessions, without the presence of management, as needed.

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2020 Annual General Meeting of Shareholders

The CNG Committee’s duties and responsibilities include:

•	periodically (not less than annually) reviewing and making recommendations to the Board with respect to the Corporation’s overall compensation and benefits philosophies and programs for senior executive officers, including base salaries, bonus and incentive plans, deferred compensation and retirement plans, share-based plans, other benefits and perquisites, and employment and change of control agreements;
•	annually reviewing and making recommendations to the Board with respect to the compensation for the Chief Executive Officer and other senior executive officers of the Corporation including base salaries, bonuses and other performance incentives and stock-based grants and other benefits and perquisites;
•	annually reviewing the Statement of Executive Compensation included in the Management Information Circular and other compensation disclosure documents, and otherwise reviewing all executive compensation disclosure before it is publicly disclosed;
•	annually reviewing and recommending to the Board the compensation of the directors, including annual Board and committee retainers, meeting fees, stock-based grants and other benefits conferred upon the Board;
•	reviewing and reporting to the Board on potential risks arising from the Corporation’s compensation policies and practices; and
•	reviewing corporate goals and objectives relevant to the Chief Executive Officer and other senior executive officers, evaluating the performance of the Chief Executive Officer and other senior executive officers generally and in light of annual corporate goals and objectives under any incentive compensation plan, and making compensation recommendations accordingly.

The CNG Committee consults with management on executive compensation to:

•	review the overall compensation philosophy, strategy and policies for our senior executive officers;
•	administer the Equinox Gold Stock Option Plan (as defined herein) and the Equinox Gold RSU Plan ) as defined herein) and determine when they will be used as compensation for our senior executive officers;
•	review annual incentive plan and long-term incentive plan awards;
•	review special compensation, recruiting, and retention programs, as and when needed; and
•	set performance goals with the Chief Executive Officer and review the performance of the Chief Executive Officer annually.

Composition of the CNG Committee

The CNG Committee is currently composed of one independent director, being the CNG Committee Chair, and three non-independent directors who possess the relevant knowledge and experience to serve on the CNG Committee and ensure appropriate completion of its Charter.

Peter Marrone, CNG Committee Chair (Independent): Mr. Marrone is Executive Chairman of Yamana Gold Inc., which he founded in 2003. He has more than 30 years of mining, business and capital markets experience. He has been on the boards of a number of public companies and has advised companies with a strong South American and North American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced corporate law in Toronto with a strong focus on corporate law, securities law and international transactions.

Tim Breen (Non-independent): Mr. Breen is a long-standing member of Mubadala Investment Company’s senior leadership team, currently serving as an Executive Director in Mubadala’s Technology, Manufacturing and Mining platform. He also serves on the boards of several of Mubadala’s investments, including Sociedad Minera de Santander (Minesa) in Colombia and Guinea Alumina Corporation in the Republic of Guinea. Mr. Breen also serves as a director and Executive Vice President of Finance, Strategy and Business Transformation of GlobalFoundries. Prior to joining Mubadala in 2010, he was based in Abu Dhabi as a partner with McKinsey & Company. Mr. Breen holds an MBA from London Business School.

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2020 Annual General Meeting of Shareholders

Marshall Koval (Non-independent): Mr. Koval is a mining executive with 38 years of corporate management, M&A, finance, mineral exploration, mine development and operations experience and has worked on mining projects in over 30 countries. He was President and CEO of Anfield Gold until it was acquired by Trek Mining in December 2017 in the transaction that formed Equinox Gold, and is a Director of Miedzi Copper. Previously, Mr. Koval was a partner in Lumina Capital and served as CEO of Northern Peru Copper, VP of Corporate Development for Lumina Copper, President of Pincock, Allen & Holt and held management positions with Golder Associates, BHP/Utah International, Inco, Meridian Minerals and Inspiration Consolidated Copper. Mr. Koval holds a BSc in Geology from the University of Missouri and is a registered professional geologist in North Carolina and Washington.

Neil Woodyer (Non-independent): Mr. Woodyer is the Vice Chair of Equinox Gold’s Board and Chair of the ESG Committee. Mr. Woodyer was the CEO of Leagold Mining from its formation in September 2016 until the company merged with Equinox Gold in March 2020. Mr. Woodyer has extensive history in the mining sector creating growth strategies, implementing financing plans and leading management teams. In 1988, Mr. Woodyer was a founder of Endeavour Financial, a successful mining merchant banking and advisory business. In 2009, Mr. Woodyer, then Endeavour’s CEO, helped devise Endeavour’s gold growth strategy and in 2010, he led the transition of a financial company (Endeavour Financial) into a mine operations and development company (Endeavour Mining). Endeavour Mining grew into one of the largest gold producers into West Africa through a series of acquisitions, successful expansion and optimization projects, and new mine construction. Mr. Woodyer left Endeavour Mining in June 2016 to found Leagold Mining.

Activities of the CNG Committee in 2019

The CNG Committee met four (4) times in 2019 and, among other things, completed the following activities under its charter:

•	reviewed performance of the CEO and other NEOs;
•	reviewed total compensation for the CEO and other NEOs;
•	reviewed our compensation philosophy;
•	reviewed and recommended the long-term incentive plan grants and annual incentive plan payments;
•	reviewed and recommended the Executive Compensation Recovery Policy, Share Ownership Policy and the ‘Say on Pay’ Advisory Vote Policy; and
•	reviewed and updated compliance of the NEO’s achievement of share ownership guidelines.

Management Role in Compensation Decision Making

Members of the management team are invited to participate in CNG Committee meetings at the discretion of the CNG Committee. Management acts in an advisory and informational capacity only. The CNG Committee maintains strict independence from management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision Making
CEO and VP HR

Regularly presents information to the CNG Committee to assist in decision making and communicates management’s experiences of the effectiveness of compensation programs to attract, retain, and reward qualified personnel to oversee our operations.

CEO

Makes recommendations with respect to performance metrics, performance results, and, with respect to other executive compensation, final award levels for the annual incentive program and long-term incentive plan for CNG Committee and Board consideration.

Management team	Oversees day-to-day compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy.

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Use of Compensation Consultants and their Affiliates

Since 2017, the CNG Committee has engaged the services of Lane Caputo Compensation Inc. (Lane Caputo) as its compensation consultant to assist management and the CNG Committee in determining the compensation for our NEOs and director fees for our Board .. Normally, management engages Lane Caputo and work product is delivered to management, which is then reviewed with the CNG Committee. Occasionally, the CNG Committee may deal directly with Lane Caputo. At all times, the CNG Committee is free to engage directly with Lane Caputo or any other executive compensation consultant.

Lane Caputo assists Equinox Gold by providing information on appropriate peers for benchmarking, the executive compensation packages and practices of both peer companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

Compensation Consultant Fees

Name of Consultant	Executive Compensation-Related Fees (C$)		All Other Fees (C$)
	2019	2018	2019	2018
Lane Caputo	1,084	7,134	Nil	Nil

Benchmarking

It is the Corporation’s intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers in order to ensure its executive officers are appropriately rewarded and retained. To assess the competitiveness of Equinox Gold’s executive compensation packages and practices, the CNG Committee compares the Corporation to a peer group of similar companies in the gold mining industry.

The following peer group companies (Peer Group) were selected by management at the start of 2019 based on the following criteria:

•	Companies that operate in the same labor, industry, and capital markets;
•	Companies that are at a similar stage of development with comparable complexities;
•	Companies with multiple operating locations in different jurisdictions; and
•	With consideration given to market capitalization.
2019 Peer Group Companies
Alacer Gold	Argonaut Gold	Coeur Mining
Fortuna Silver Mines	Leagold Mining	Teranga Gold
Golden Star Resources	Semafo	Guyana Goldfields
SSR Mining	Torex Gold Resources

The CNG Committee considered Peer Group compensation for comparable roles in reviewing and recommending executive compensation for 2019.

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Components of NEO Compensation

Compensation of NEOs for the year ended December 31, 2019 included base salary, annual performance-based bonus (Performance Bonus(es)), long-term incentives (LTI), consisting of stock options, time-based restricted share units (RSUs and pRSUs) and other compensation such as group health benefits. Equinox Gold believes that all of these components of compensation fit into Equinox Gold’s overall compensation objectives to attract and retain talented executives, reward individual and corporate performance and align executive compensation with shareholders’ interests.

What We Pay	Why We Pay It	How It Works	Actual Market Position (1)
Base Salary	Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives.	Paid semi-monthly. Set in the first quarter of each year for the 12-month period of January to December.	At or below median.
Performance Bonus	Focuses and rewards NEOs on achieving annual operating plan, budget and other short-term objectives.

Performance Bonuses are paid at the discretion of the Board based on targets set as a percentage of base salary and determined against corporate and individual performance.

Performance Bonuses can range from 0% to 200% of target and are paid in Q1 following the performance year.

Ranging from below median to between median and 75th percentile.
LTI	Focuses executives on long-term shareholder value, and aligns management’s interests with those of shareholders.

LTI awards are made at the discretion of the Board based on targets set as a percentage of base salary. Awards are granted as a combination of stock options, RSUs and pRSUs.

Vesting restrictions ranging from 1 to 3 years apply to Options, RSUs and pRSUs.

Below median.
Benefits	Assists in attracting and retaining executives. Provides a better level of benefit than would be able to be bought individually.	Extended health, dental, life, disability, and accidental death and dismemberment insurance. A healthcare spending account is also provided.	Benchmarks not available.

Notes:

(1) Overall total compensation for the NEOs is positioned below the median for the Peer Group.

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Base Salary

Base salaries are determined after a review of Peer Group benchmarks considering the stage of development of the Corporation with individual salaries reviewed taking into account the individual’s responsibilities, Peer Group benchmarks, financial capacity of the Corporation, and the assessment of the CNG Committee and the Board.

Although the increases in salaries for 2019 in some cases are significant, they are still within Equinox Gold’s targeted market position and in most cases position salaries are well below the median. Changes to base salaries for 2019 are shown below:

NEO	Base Salary 2019 (C$)	Base Salary 2018 (C$)
Christian Milau, CEO	$475,000	$300,000
Greg Smith, President	$400,000	$300,000
Peter Hardie, CFO	$400,000	$270,000
Jim Currie, COO	$450,000	$400,000
Scott Heffernan, EVP Exploration	$280,000	$250,000

Performance Bonuses

Performance bonuses (Performance Bonus) are a short-term variable component of compensation. NEOs can earn a Performance Bonus on the basis of individual and corporate performance that maximizes the operating and financial success of the Corporation. Performance Bonuses are paid at the discretion of the Board. Target bonus amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.

Actual Performance Bonuses for NEOs are determined based on a number of factors, including the performance of both the Corporation (Corporate Performance) and the individual NEO against corporate and individual performance goals, with the relative weighting between corporate and personal accomplishments reflecting the NEOs’ position and ability to directly impact corporate performance (weighting for each NEO shown in the table below).

NEO	Corporate Performance Weighting	Personal Performance Weighting
Christian Milau, CEO	100%	0%
Greg Smith, President	75%	25%
Peter Hardie, CFO	75%	25%
Jim Currie, COO	75%	25%
Scott Heffernan, EVP Exploration	50%	50%

Early in the year, on the recommendation of the CNG Committee, the Board approves the Corporate Performance objectives. The Board also approves a weighting for each factor in the Corporate Performance objectives, expressed as a percentage amount with the total target Corporate Performance rating equal to 100%. In January of the following year, the CNG Committee reviews performance against the Corporate Performance objectives, as well as considering other relevant events and circumstances, to establish an overall Corporate Performance rating. In general, if the performance factor is met then it is scored at the full weighting. If the performance factor is not met or if it is exceeded, then the CNG Committee has the discretion to score the factor at less than or more than full weighting. The Corporate Performance rating is the sum of all these scores and can therefore be more or less than 100%. In addition, the CNG Committee has discretion to adjust the result yielded by the Corporation’s objectives if appropriate. The CNG Committee recommends the Corporate Performance rating to the Board for approval. The Corporation’s objectives for 2019, including the weighting and score for each performance factor, is set out below in the table under the heading “Corporate Objectives in 2019”. Individual goals for NEOs are also determined annually. At the end of the year, each NEO’s individual performance is reviewed against these goals, as well as other relevant events and circumstances to determine a personal performance rating.

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Once proposed Performance Bonuses have been calculated based on the Corporate Performance and NEO’s individual performance, the CNG Committee reviews the total direct compensation of the NEOs and other executives in light of other relevant factors, including benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the CNG Committee gives directions to enable management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. In general, Performance Bonuses cannot exceed 200% of target. The CNG Committee then provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the CNG Committee. The CNG Committee then recommends the NEO’s compensation to the Board for approval.

Corporate Objectives for 2019

Category	Weight	Measure	Results
Safety, Environment & CSR	10%	• <2.0 Lost Time Incident’s (LTI’s) per 1.0 million hours worked	7%
		• <1.0 Significant Environmental Incidents	5%
Development	15%	• Aurizona commercial production by end of Q1	5%
		• Tatajuba mining permit awarded or combined with Piaba mining permit	0%
		• Commence construction of Castle Mtn Stage 1 during Q3	3%
Operations	23%	• Meet production and AISC guidance for Mesquite and Aurizona	13%
Finance	13%	• Obtain SUDENE tax credit for full production level	3%
		• Finance Castle Mountain Stage 1	7%
		• Re-finance balance sheet debt	6%
Exploration / Mineral Resource and Reserve Management	12%	• Complete Piaba underground PEA	4%
		• Increase Mesquite resources by 200,000 oz	3%
		• Secure Castle Mtn Stage 2 water resources	5%
Corporate & M&A	17%	• Acquire gold asset; increase Aurizona resource & reserve; list on TSX; US listing; access Touro or Atlas targets; access to Warintza and list Solaris.	26%
Share Performance	10%	• Share performance vs Peer Group and GDXJ (50/50 split)	13%
Total	100%		100%

Performance Bonus Targets Awards Percentages and Actual Awards

Short-term incentive awards are granted based on the Corporation’s performance against corporate and individual objectives, both of which are tied to our core strategy. Short-term incentives are calculated as a percentage of base salary and approved by the Board as recommended by the CNG Committee. The bonus ranges were structured around a target bonus opportunity for each NEO in 2019, as follows:

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NEO	Target Award (as a % of base salary)	Actual Award (C$)	Actual Award (as a % of base salary)
Christian Milau, CEO	100%	$475,000	100%
Greg Smith, President	80%	$377,600	94%
Peter Hardie, CFO	80%	$337,600	84%
Jim Currie, COO	80%	$369,000	82%
Scott Heffernan, EVP Exploration	70%	$295,000	105%

LTI

NEOs may also be granted stock options, RSUs and pRSUs under our LTI guidelines. We believe that the mix of these incentive formats provides the best vehicle to attract and retain employees. Through these incentive alternatives, employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders. The LTI provides guidelines to the Board regarding the grant of stock options, RSUs and pRSUs, which are limited to key management positions that have responsibility for influencing our policy, strategy and the long-term performance. The LTI can be amended or suspended at any time at the Board’s discretion. The Board can also amend award targets, change performance metrics, and revise the mix of award vehicles.

The LTI plan provides guidelines for calculating incentive target awards for eligible employees based on their positions, long-term potential, and long-term contributions to our success. Targets are based on an employee’s base salary and are dependent on the employee’s responsibilities and contribution to our long-term performance.

The formula for the LTI calculation is as follows:

Base Salary x LTI Target % = LTI Target Amount

As at the date of this Circular, LTIs were not granted to NEOs for 2019 as a condition of the plan of arrangement between the Corporation and Leagold. If they had been granted the following breakdown would have been used:

Stock options – 25% of the LTI Target Amount

pRSUs – 25% of the LTI Target Amount

RSUs – 50% of the LTI Target Amount

LTI target percentages and target amounts are detailed in the following table:

NEO	Base Salary (C$)	LTI Target (%)	LTI Target Amount (C$)
Christian Milau, CEO	$475,000	130%	$617,500
Greg Smith, President	$400,000	130%	$520,000
Peter Hardie, CFO	$400,000	100%	$400,000
Jim Currie, COO	$450,000	100%	$450,000
Scott Heffernan, EVP Exploration	$280,000	80%	$224,000

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2020 Annual General Meeting of Shareholders

Stock Options

Options are granted under the Equinox Gold Option Plan. The CNG Committee recommends stock option awards to the Board after considering input from management.

For stock option awards, 50% vest one year after grant and the other 50% vests two years after grant. The options expire after five years. Refer to the Equinox Gold Option Plan included in Schedule A for additional information.

2019 Option Awards

As at the date of this Circular, stock options had not been granted to NEOs for 2019, as a condition of the plan of arrangement between the Corporation and Leagold precluded LTI grants until after the merger had completed.

RSUs and pRSUs

RSUs are granted under the Equinox Gold RSU Plan and may be time-based (RSU) or performance-based (pRSU). The Board considers that RSU and pRSUs are an appropriate way to attract and retain NEOs, as their value is tied to the performance of the Corporation relative to the wider industry over the applicable performance measurement periods. The CNG Committee recommends RSU and pRSU awards to the Board after considering input from management.

For RSUs, 50% vest one year after grant and the other 50% vests two years after grant. The RSUs settle in common shares. There is no pre-determined hold period that requires a holder to hold the shares after an RSU has vested.

pRSUs vest three years from grant. The number of pRSUs that vest will depend on Equinox Gold’s performance against the performance criteria described in the pRSU grant notice and can range from 50% to 150% of the number granted, although the Board has discretion to amend the range from 0% to 300% under the Equinox Gold RSU Plan It has been the Corporation’s practice in past grants to assign performance criteria comparing the Corporations total shareholder return compared to either the group of peer companies or an index such as the GDXJ.

Refer to the Equinox Gold RSU Plan included in Schedule B for additional information.

2019 RSU and pRSU Awards

As at the date of this Circular, RSUs and pRSUs had not been granted to NEOs for 2019, as a condition of the plan of arrangement between the Corporation and Leagold precluded LTI grants until after the merger had completed.

The CNG Committee believes that this mix of equity-based awards best rewards corporate and individual performance while aligning the interests of NEOs with those of shareholders. Options reward the NEOs’ success in achieving sustained, long-term profitability that increases Equinox Gold’s share price. RSUs (either time-based or performance-based) reward the NEOs’ success in achieving comparatively better share price performance relative to the wider gold mining industry.

Total Compensation at Target

The following table shows the total compensation for each NEO for 2019 calculated by adding the base salary, the target Performance Bonus and the LTI target amount.

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NEO	Total Compensation at Target (C$)
Christian Milau, CEO	$1,567,500
Greg Smith, President	$1,240,000
Peter Hardie, CFO	$1,120,000
Jim Currie, COO	$1,260,000
Scott Heffernan, EVP Exploration	$700,000

Summary Compensation Table

The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2019, 2018 and 2017.

Except as noted below, compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, Equinox Gold has elected to report the amounts paid to NEOs in US dollars as this is the currency that the Corporation uses for its financial statements.

NEO	Year	Salary ($)		Share-based Awards (1) ($)	Option-based Awards (1) ($)	Non-equity Incentive Plan Compensation ($)		All other compensation ($)	Total Compensation ($)
						Performance Bonus ($)	Long-term Incentive Plans ($)
Christian Milau (2) CEO	2019	366,225		Nil	Nil	366,225	Nil	4,530	736,980
	2018	219,840		238,201	81,617	269,084	Nil	4,141	812,883
	2017	179,348	(3)	171,133	125,897	129,011	Nil	3,233	608,617
Greg Smith (2) President	2019	308,400		Nil	Nil	291,130	Nil	Nil	599,530
	2018	219,840		238,201	81,617	269,084	Nil	768	809,511
	2017	229,168	(4)	426,435	125,897	129,011	Nil	95,075 (5)	1,005,580
Peter Hardie (2) CFO	2019	308,400		Nil	Nil	260,290	Nil	3,545	572,235
	2018	197,856		164,908	56,515	235,103	Nil	3,228	657,610
	2017	161,413	(6)	138,010	112,783	111,913	Nil	2,431	526,546
Jim Currie (2) COO	2019	346,950		Nil	Nil	284,499	Nil	Nil	631,449
	2018	48,853		251,478	56,100	109,920	Nil	84,638	550,990
Scott Heffernan (2) EVP Exploration	2019	215,880		Nil	Nil	227,445	Nil	2,794	446,119
	2018	183,200		122,154	41,868	190,568	Nil	2,494	540,284
	2017	149,456		138,010	112,783	111,594	Nil	1,948	513,791
Notes:
(1)	As at the date of this Circular, share-based and option-based awards had not been granted to NEOs for 2019 as a condition of the plan of arrangement between the Corporation and Leagold precluded LTI grants until after the merger had completed. Awards reported in 2018 and 2017 were valued using the Black Scholes pricing methodology for option awards, as follows:
Year	Grant Date	Option or Share Based Award	Closing Price at Grant (C$)	Exercise Price (C$)(a)	Expected Life (years)	Volatility	Discount Rate	Exchange Rate	Award Value (US$)
2018	January 28, 2019	Option	n/a	5.25	5.00	65.71%	1.88%	0.7540	2.30
2018	January 28, 2019	Share	5.40	n/a	n/a	n/a	n/a	0.7540	4.07
2018	December 14, 2018	Share	4.70	n/a	n/a	n/a	n/a	0.7472	3.51
2017	January 15, 2018	Option	n/a	5.75	4.47	70.13%	2.08%	0.8059	2.64
2017	January 15, 2018	Share	5.80	n/a	n/a	n/a	n/a	0.8059	4.67
2017	January 10, 2018	Share	6.30	n/a	n/a	n/a	n/a	0.8009	5.05

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(a)	The exercise price of options is determined by the closing price of the Corporation on the day prior to the grant date.
(2)	Messrs. Milau, Smith, Hardie and Heffernan were appointed to their positions with the Corporation on March 31, 2017. Mr. Currie was appointed to his position on November 5, 2018. Prior to this date, Mr. Currie had provided consulting services to Equinox Gold through Anacortes Management Ltd. and the fees are shown in the “All Other Compensation” column. Mr. Currie ceased to be COO on March 10, 2020.
(3)	This number reflects the salary that Mr. Milau was paid from March 2017 until December 2017 in his role as CEO, based on an annual salary of $278,985. Mr. Milau does not receive any extra compensation for his duties as a director.
(4)	This number reflects the salary that Mr. Smith was paid in 2017, based on an annual salary of $239,130. Mr. Smith did not receive any compensation for his duties as a director.
(5)	The amount reported in this column for Mr. Smith includes payment of deferred salary of $91,871 from 2016, accrued by Anthem United Inc, and paid in 2017.
(6)	This number reflects the salary that Mr. Hardie was paid from March 2017 until December 2017, based on an annual salary of $215,217.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2019.

	Option-based Awards					Share-based Awards
NEO	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(1)	Number of Unvested (#)		Market Value of Unvested ($) (2)
						RSU	pRSU	RSU	pRSU
Christian	August 15, 2016	-	-	-	-	-	29,466	-	226,435
Milau	January 10, 2018	18,000	$5.45	June 30, 2022	62,862	-	-	-	-
CEO	January 10, 2018	30,000	$5.45	January 10, 2023	104,769	-	-	-	-
	January 28, 2019	35,440	$5.25	January 28, 2024	129,220	39,000	19,500	299,700	149,850
Greg Smith	October 14, 2015	13,200	$13.90	October 14, 2020	-	-	-	-	-
President	December 18, 2015	16,575	$2.15	December 18, 2020	99,960	-	-	-	-
	June 2, 2016	3,100	$7.35	June 2, 2021	6,295	-	-	-	-
	January 10, 2018	18,000	$5.45	June 30, 2022	62,862	-	-	-	-
	January 10, 2018	30,000	$5.45	January 10, 2023	104,769	-	-	-	-
	January 28, 2019	35,440	$5.25	January 28, 2024	129,220	39,000	19,500	299,700	149,850
Peter Hardie	August 15, 2016	-	-	-	-	-	14,733	-	113,218
CFO	January 10, 2018	15,000	$5.45	June 30, 2022	52,385	-	-	-	-
	January 10, 2018	28,000	$5.45	January 10, 2023	97,785	-	-	-	-
	January 28, 2019	24,540	$5.25	January 28, 2024	89,477	27,000	13,500	207,485	103,742
Jim Currie	December 14, 2018	-	-	-	-	25,000	-	192,115	-
COO	January 28, 2019	24,360	$5.25	January 28, 2024	88,820	-	-	-	-
	January 28, 2019	-	-	-	-	26,800	13,400	205,948	102,974
Scott	August 15, 2016	-	-	-	-	-	14,733	-	113,218
Heffernan	January 10, 2018	15,000	$5.45	June 30, 2022	52,385	-	-	-	-
EVP	January 10, 2018	28,000	$5.45	January 10, 2023	97,785	-	-	-	-
Exploration	January 28, 2019	18,180	$5.25	January 28, 2024	66,287	20,000	10,000	153,692	76,846
Notes:
(1)	Calculated using the closing price of Equinox Gold’s common shares on the TSX on December 31, 2019 of C$9.99 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.30, as quoted by S&P Global Market Intelligence on December 31, 2019. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold’s common shares on the date of exercise.

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(2)	Calculated by multiplying the number of RSUs/pRSUs by the closing price of Equinox Gold’s common shares on the TSX on December 31, 2019 of C$1.30. The amount is then converted at an exchange rate of US$1.00 = C$1.30, as quoted by S&P Global Market Intelligence on December 31, 2019. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.

Value Vested or Earned During the Year Ended December 31, 2019

NEO	Option-based Awards Value Vested during the year ($) (1)	Share-based Awards – Value Vested during the Year ($) (2)	Non-equity Incentive Plan Compensation – Value Earned during the Year ($) (3)
Christian Milau	170,598	72,722	366,225
Greg Smith	170,598	36,346	291,130
Peter Hardie	153,692	47,444	260,290
Jim Currie	-	80,288	284,499
Scott Heffernan	153,692	46,841	227,445
Notes:
(1)	Calculated using the closing price of Equinox Gold’s common shares on the TSX on the relevant vesting date converted into US dollars at C$1= US$0.77 (US$1=C$1.30) as quoted by S&P Global Market Intelligence on December 31, 2019.
(2)	Calculated using the market value, as defined by the respective plans, of Equinox Gold’s common shares, then converting the Canadian dollars into US dollars at C$1= US$0.77 (US$1=C$1.30) as quoted by S&P Global Market Intelligence on December 31, 2019.
(3)	Amounts shown represent performance-based cash bonus awarded for 2019 performance and were paid on January 31, 2020.

Options Exercised during the Year Ended December 31, 2019

No stock options were exercised and sold by the NEOs during the year ended December 31, 2019.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the Corporation’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, and rights (1) (a)	Weighted-average exercise price of outstanding options, and rights (C$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (2) (3) (4) (5) (c)
Equity compensation plans approved by shareholders	5,901,208	5.99 (6)	5,441,618
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	5,901,208	5.99	5,441,618

Notes:

(1)	Represents the aggregate number of common shares of Equinox Gold reserved for issuance on exercise of outstanding Options, upon the vesting of outstanding time-based RSUs and performance-based RSUs (assuming performance of 150%), being 2,675,113 common shares upon the exercise of outstanding Options, 971,847 common shares upon the vesting of time-based RSU and 374,248 common shares upon the vesting of performance-based RSU (assuming performance of 150%) and 1,880,000 common shares upon the vesting of performance-based RSU granted to Mr. Beaty.

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(2)	11,342,826 common shares, represented 10% of Equinox Gold issued and outstanding common shares as of November 25, 2019, were reserved for future issuance under the Stock Option Plan and the RSU Plan (TSX Listing Application).
(3)	Represents the aggregate number of common shares remaining available for future issuance under the Stock Option Plan and the RSU Plan as at December 31, 2019, after taking into account the number of common shares issuable upon the exercise of outstanding Options, the vesting of outstanding time-based RSUs and performance-based RSUs that can be satisfied in shares (assuming performance of 150%), being 1,167,713 common shares under the Stock Option Plan and 4,273,905 common shares under the RSU Plan.
(4)	The aggregate number of common shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Corporation, other than the RSU Plan, cannot exceed approximately 3.39% of the number of common shares issued and outstanding (on a non-diluted basis).
(5)	The aggregate number of common shares that can be reserved for issuance under the RSU Plan in respect of all unvested time-based RSUs and performance-based RSUs cannot exceed 7,000,000 number of common shares (approx. 6.17% of the number of common shares issued and outstanding (on a non-diluted basis)).
(6)	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the RSUs outstanding under the RSU Plan.

Option-Based Awards

The shareholders of the Corporation adopted the Equinox Gold Option Plan on July 26, 2018, which was amended and restated on May 1, 2019 at a meeting of shareholders. In connection with the Corporation’s graduation to the TSX, the Board amended the Equinox Gold Option Plan, with such amendments effective on October 30, 2019. The amendments to the Equinox Gold Option Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. The Equinox Gold Option Plan is designed to advance the interests of the Corporation by encouraging eligible participants, being employees, officers, directors or consultants of Equinox Gold or any affiliate of Equinox Gold (“Eligible Participants”), to have equity participation in the Corporation through the acquisition of shares.

The following is a summary of certain material terms of the Equinox Gold Option Plan. All outstanding stock options of the Corporation (Options) under the existing Equinox Gold Option Plan are governed by the terms set forth therein.

The Equinox Gold Option Plan is administered by the Board. Pursuant to the Equinox Gold Option Plan, the Corporation may issue a rolling number of Options equal to 10% of the issued and outstanding Equinox Gold shares from time to time. The aggregate number of Options outstanding may not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. As of the date hereof, the maximum number of Options that may be issuable under the Equinox Gold Option Plan expressed as a fixed number is 14,620,107 representing 6.76% of the number of issued and outstanding common shares on a non-diluted basis. As of the date of this Circular, there were 7,919,537 Options outstanding, representing approximately 3.66% of the Equinox Gold shares outstanding, and 6,700,570 Options remain available for grant, representing approximately 3.10% of the Equinox Gold shares outstanding. The Equinox Gold Option Plan is considered an “evergreen” plan, since the shares covered by Options which have been exercised shall be available for subsequent grants under the Equinox Gold Option Plan and the number of Options available to grant increases as the number of issued and outstanding shares of the Corporation increases.

The Equinox Gold Option Plan has been and will be used to provide Options which are awarded based on the recommendations of the Board, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in future to have an impact on or to contribute to the longer-term operating performance of the Corporation. In determining the number of Options to be granted to the Corporation’s Eligible Participants, the Board takes into account the number of Options, if any, previously granted to each Eligible Participant and the exercise price of any outstanding Options to ensure that such grants are in accordance with the policies of the TSX or any other stock exchange on which Equinox Gold shares may then be listed and to closely align the interests of the Eligible Participants with the interests of shareholders. The Board determines the exercise price and vesting provisions of all stock option grants at the time the Option is granted.

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The following is a summary of key elements of the Equinox Gold Option Plan:

•	Eligibility. Officers, directors, consultants, and employees of the Corporation and its affiliates shall be eligible for grants under the Equinox Gold Option Plan, as determined by the Board.
•	Exercise price. The exercise price of each Option granted shall not be less than the closing market price of the Equinox Gold shares on the trading day before the Option is granted.
•	Insider participation. If and for so long as the Corporation’s shares are listed on the TSX: (i) the number of shares issuable to insiders under the Equinox Gold Option Plan, together with the aggregate number of Equinox Gold shares issuable to insiders under any other share compensation arrangement, shall not exceed 10% of the Corporation’s total issued and outstanding share capital on a non-diluted basis; (ii) the number of shares issued to insiders under the Equinox Gold Option Plan, together with the aggregate number of shares issued to insiders under any other share compensation arrangement, within any one year period shall not exceed 10% of the Corporation’s total issued and outstanding share capital on a non-diluted basis; (iii) the number of Options granted to non-employee directors under the Equinox Gold Option Plan, in combination with all other equity awards granted to non-employee directors under any other share compensation arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per non-employee director, provided that the total value (based on Black-Scholes as determined by the Board) of Options issuable to any one non-employee director in any one year period shall not exceed C$100,000; and (iv) the aggregate number of shares reserved for issuance to non-employee directors under the Equinox Gold Option Plan shall not exceed 1.0% of the total number of issued and outstanding shares.
•	Term. The Board will set the term of an Option at the time a grant is made under the Equinox Gold Option Plan but in no event shall an Option be exercisable more than ten years from the date it is granted. The term may be extended by up to 10 business days if the Option expires during a Blackout Period imposed (as defined below) by the Corporation.
•	Assignability. Options granted under the Equinox Gold Option Plan cannot be transferred or assigned by an option holder (Optionee) thereof other than by will or the laws of descent and distribution.
•	Vesting. At the time of a grant of an Option under the Equinox Gold Option Plan, the Board will set the time in which the option will vest. A change of control will result in all Options being vested.
•	Exercise of Options. Options under the Equinox Gold Option Plan may be exercised by providing written notice to the Corporation and by payment of the exercise price in Canadian funds.
•	Termination. Options under the Equinox Gold Option Plan shall terminate at the earliest of the following dates:
i.	the termination date specified for such Option with certain exceptions;
ii.	where the Optionee’s position as an employee, consultant, director or officer of the Corporation or any affiliate is terminated for just cause, the date of such termination of just cause;

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iii.	where the Optionee’s position as an employee, consultant, officer or director of the Corporation or any affiliate terminated for a reason other than the Optionee’s disability, death or termination for just cause, 90 days after such date of termination, provided that if an Optionee’s position with the Corporation changes from one of the said categories to another category, such change shall not constitute termination under the Equinox Gold Option Plan. For greater certainty, the date of termination is the last day the Optionee provided actual services to the Corporation and does not include any period of additional notice at contract, common law or otherwise; and
iv.	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of the Equinox Gold Option Plan.
•	Amendment. The Board shall have the authority, including but not limited to:
i.	correct any defect, supply any information or reconcile any inconsistency in the Equinox Gold Option Plan;
ii.	prescribe, amend and rescind rules and regulations relating to the administration of the Equinox Gold Option Plan; and
iii.	make all other determinations necessary or advisable for administration of the Equinox Gold Option Plan.

The Board may, without shareholder approval, subject to regulatory policies and approval:

i.	make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in the Equinox Gold Option Plan;
ii.	change the provisions relating to the manner of exercise of Options including adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Equinox Gold shares from the maximum number reserved for issuance under the Equinox Gold Option Plan provided that no such change may change or add any form of financial assistance provided by the Corporation
iii.	change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend the term of Options granted to insiders (except as otherwise provided in the Equinox Gold Option Plan);
iv.	change the provisions for termination of Options so long as the change does not permit the Corporation to grant an Option with a term of more than 10 years or extend the term of an outstanding Option granted to an insider (except as otherwise provided in the Equinox Gold Option Plan); and
vi.	make any addition to, deletion from or alteration of the provisions of the Equinox Gold Option Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Equinox Gold Option Plan.

provided that the Board may not do any of the following without obtaining shareholder approval:

i.	amend the non-employee director participation limits;
ii.	reduce the exercise price of Options granted any Optionee;

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iii.	cancel and reissue Options or substitute Options with other awards or cash;
iv.	modify the provisions limiting the participation of insiders;
v.	extend the term of the Options granted to any Optionee subject to certain exceptions;
vi.	increase the maximum number of Equinox Gold shares issuable under the Equinox Gold Option Plan to exceed 10% of the issued common shares of the Corporation outstanding at the time of grant, determined in accordance with the Equinox Gold Option Plan;
vii.	modify the provisions to allow for the transfer or assignment of Options granted other than in the event of death and/or disability;
viii.	change the class of participants eligible to participate under the Equinox Gold Option Plan; and
ix.	modify the provisions for amendment of the Equinox Gold Option Plan.
•	Effect of Amalgamation, Merger or Arrangement. If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Equinox Gold shares receivable on the exercise of an option shall be converted into the securities, property or cash which the Optionee would have received if they had exercised their option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board.
•	Acceleration on Change of Control. Upon a change of control, all Options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.
•	Effect of a Take-Over. If a bona fide offer for Equinox Gold shares is made to an Optionee or to shareholders generally, which offer constitutes a take-over bid, any option held by an Optionee may be exercised in whole or in part so as to permit the Optionee to tender the Equinox Gold shares received upon such exercise.

Share-Based Awards

Equinox Gold RSU Plan

The shareholders of the Corporation adopted the Equinox Gold RSU Plan on July 26, 2018, which was amended and restated on May 1, 2019 at a meeting of shareholders. In connection with the Corporation’s graduation to the TSX, the Board amended the Equinox Gold RSU Plan, with such amendments effective on October 30, 2019. The amendments to the Equinox Gold RSU Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. The Equinox Gold RSU Plan provides that RSUs may be granted by the Board, which administers the Equinox Gold RSU Plan, to certain employees, consultants, directors and officers (Eligible Persons) from time to time as a discretionary payment to recognize and reward significant contributions to the long-term success of the Corporation, including to align the Eligible Persons’ interests more closely with the shareholders of the Corporation. The Board intends to use RSUs issued under the Equinox Gold RSU Plan, as well as the Options issued under the Equinox Gold Option Plan as part of the Corporation’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Equinox Gold shares, RSUs reflect a philosophy of aligning the interests of holders there with those of the shareholders by tying compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced persons by rewarding those individuals who make a long-term commitment.

The following is a summary of certain material terms of the existing Equinox Gold RSU Plan. All outstanding Equinox Gold RSUs under the existing Equinox Gold RSU Plan are governed by the terms set forth therein.

Pursuant to the terms of the Equinox Gold RSU Plan, the maximum number of Equinox Gold shares which may be reserved for issuance under the Equinox Gold RSU Plan shall not exceed 7,000,000 Equinox Gold shares, or such greater number of Equinox Gold shares as shall have been duly approved by the Board and, if required by the policies of the TSX or any other stock exchange on which the Equinox Gold shares of the Corporation may then be listed, by the shareholders of the Corporation.

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The number of Equinox Gold shares which may be reserved for issuance under the Equinox Gold RSU Plan in combination with the aggregate number of Equinox Gold shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Equinox Gold RSU Plan, shall not exceed 10% of the total number of issued and Equinox Gold shares on a non-diluted basis, or such greater number of Equinox Gold shares as shall have been duly approved by the Board and, if required by the policies of the TSX or any other stock exchange on which the Equinox Gold shares may then be listed, and by the shareholders of the Corporation.

If and for so long as the Corporation’s common Shares are listed on the TSX:

i.	the number of Equinox Gold shares issuable to insiders, at any time, under the Equinox Gold RSU Plan and any other share compensation arrangement, shall not exceed 10% of the total number of issued and outstanding Equinox Gold shares on a non-diluted basis; and
ii.	the number of Equinox Gold shares to insiders, within any one year period, under the Equinox Gold RSU Plan and any other share compensation arrangement, shall not exceed 10% of the total number of issued and outstanding Equinox Gold shares on a non-diluted basis.

The number of RSUs granted to non-employee directors under the Equinox Gold RSU Plan, in combination with all other equity awards granted to directors under any other share compensation arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per director, provided that the total value (based as determined by the Board) of Options issuable to any one director in any one year period shall not exceed C$100,000. The aggregate number of Equinox Gold shares reserved for issuance to non-employee directors under the Equinox Gold RSU Plan shall not exceed 1.0% of the total number of issued and outstanding Equinox Gold shares. Certain RSUs are subject to a maximum multiplier of three (3) such that one RSU may equate to more than one Equinox Gold share upon redemption. The value of the multiplier is subject to performance based criteria and the fair market value of the Equinox Gold shares at the time of redemption. The Board determines the vesting provisions of all RSUs at the time the RSU is granted. RSUs granted under the Equinox Gold RSU Plan cannot be transferred or assigned. Unless redeemed earlier in accordance with the Equinox Gold RSU Plan, the RSUs of each Eligible Person will be redeemed on or about each applicable Redemption Date (as defined below), or, if applicable, at a later Deferred Payment Date(s) (as defined below), for Equinox Gold shares, as determined by the Board, for an amount equal to the number of RSUs that have vested on the Redemption Date(s) or Deferred Payment Date(s), as the case may be. The “Redemption Date” in respect of any RSU means: the date as determined by the CNG Committee in its sole discretion, or if no date is set, the third anniversary of the grant date on which such RSU was granted to the Eligible Person, unless there is a Change of Control (as defined in the Equinox Gold RSU Plan), the Equinox Gold RSU Plan is terminated or upon an Eligible Person’s death or termination of employment. Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Equinox Gold shares to until a Deferred Payment Date. The “Deferred Payment Date” in respect of any RSU means the date for an Eligible Person under the Equinox Gold RSU Plan after the Redemption Date and not later than the Eligible Person’s Retirement Date (as defined below) which the Eligible Person has elected to defer receipt of Equinox Gold shares. “Retirement” in respect of an Eligible Person means the Eligible Person ceasing to be an employee, director, contractor or officer after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent, and “Retirement Date” means the date an Eligible Person reaches Retirement. In addition, in the event the Redemption Date, determined in accordance with the Equinox Gold RSU Plan occurs during a Blackout Period (as defined below) applicable to the relevant Eligible Person, then the Redemption Date is the date that is the 10th business day after the expiry of the Blackout Period. “Blackout Period” means a period of time formally imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation.

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The Equinox Gold RSU Plan also sets forth certain rules and limitations applicable to an award of RSUs issued to a designated employee who is subject to taxation in the United States (a “US Grantee”). If any US Grantee desires to elect a Deferred Payment Date, then such US Grantee must do so in writing pursuant to a payment deferral election form on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Deferred Payment Date may be specified at any time prior to the grant date, if the award requires the participant’s continued service for not less than 12 months after the grant date in order to best in such award subject to applicable US legislation.

Under the Equinox Gold RSU Plan, the Board may from time to time amend or revise the terms of the Equinox Gold RSU Plan including amendments to the provisions of the Equinox Gold RSU Plan: respecting administration, respecting the terms and conditions on which RSUs may be granted, necessary to ensure that the Equinox Gold RSU Plan complies with the applicable regulatory requirements or are of a “housekeeping “ nature. Shareholder approval is required for any amendments that: (a) amends the non-employee director participation limits; (b) extends the term of any RSU; (c) permits RSUs to be transferable or assignable (other than by will or the laws of decent and distribution); (d) amends the eligibility for participation under the Equinox Gold RSU Plan; (e) removes or exceeds the participation limits for insiders; (f) cancels or reissues any RSUs or substitutes RSUs with other awards or cash; and (g) amends the amendment provisions of the Equinox Gold RSU Plan.

If an Eligible Person is terminated by the Corporation for cause, or if an Eligible Person voluntarily terminates employment for any reason or resigns as a director, as applicable, prior to the Redemption Date, all of the Eligible Person’s RSUs will be cancelled and no amount will be paid by the Corporation to the Eligible Person in respect of the RSUs so cancelled. Any RSUs outstanding after a Redemption Date for which an Eligible Person who is terminated as set out in this paragraph has elected a Deferred Payment Date should be redeemed for an equal number of Equinox Gold shares as soon as possible. The RSUs of an Eligible Person which have vested on the applicable date, other than a director, who is involuntarily terminated by the Corporation, for reasons other than cause, will be redeemed for a number of Equinox Gold shares equal to the number of RSUs then held by the Eligible Person. The RSUs of a director, who is not re-elected at an annual or special meeting of shareholders will be redeemed for such number of Equinox Gold shares equal to the number of RSUs that have vested on the Redemption Date.

In the event of a Change of Control (as defined in the Equinox Gold RSU Plan), the Corporation will redeem 100% of the RSUs granted to the Eligible Persons and outstanding under the Equinox Gold RSU Plan as soon as reasonably practical, but no later than thirty (30) days following the Redemption Date for a number of Equinox Gold shares equal to the number of RSUs then held by the Eligible Persons.

As at the date of this Circular there are 216,201,070 Equinox Gold shares issued and outstanding. Subject to the policies of the TSX, the maximum number of Equinox Gold shares which may be issued under the Equinox Gold RSU Plan will be 7,000,000 representing approximately 3.2% of the Corporation’s issued and outstanding common shares as at the date of this Circular. There are currently 2,795,335 Equinox Gold shares issuable for outstanding RSU under the Equinox Gold RSU Plan, leaving 4,204,665 Equinox Gold shares issuable under the Equinox Gold RSU Plan.

Annual Burn Rate Under Equity Compensation Plans

The following sets forth the total number of Options and RSUs granted in each of the past three years (to all Eligible Participants), and the potential dilutive effect of such awards have assuming that each is paid out in Equinox Gold shares.

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Period	RSUs Granted (Burn Rate)(1)	Options Granted (Burn Rate)(1)	Weighted Average Equinox Gold Shares Outstanding
2019	154,000 (0.1%)	39,998 (0.0%)	112,001,484
2018	1,821,572 (2.0%)	392,164 (0.4%)	92,341,128
2017	338,622 (1.1%)	470,100 (1.5%)	31,252,645
(1)	The burn rate for a given year is calculated by dividing the number of Options or RSUs granted during the year, by the weighted average number of Equinox Gold shares outstanding during the year.
(2)	Certain RSUs are subject to a maximum multiplier of 1.5 such that one RSU may equate to more than one Equinox Gold share upon redemption. In addition, Mr. Beaty was granted 800,000 RSUs on August 2, 2018 with specific share price performance criteria that if all are achieved could result in a total of up to 1,880,000 shares being issued (refer to page 45 for more details). The value of the multiplier is subject to performance based criteria and the fair market value of the Equinox Gold shares at the time of redemption.

The total annual burn rate of all the combined equity awards (excluding RSU multiplier) granted in each year 2019, 2018 and 2017, is 0.2%, 2.4% and 2.6% respectively. The total annual burn rate of all the combined equity awards (assuming the 1.5x RSU multiplier and the maximum potential payout to Mr. Beaty) granted in each year 2019, 2018 and 2017, is 0.2%, 3.6% and 2.6% respectively.

Employment, Consulting and Management Agreements

Other than as set forth below, the Corporation does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the Corporation or any of its subsidiaries that were: (a) performed by a NEO or director of the Corporation; or (b) performed by any other party which provided services that are typically provided by a NEO or a director of the Corporation.

Effective May 31, 2017, Christian Milau’s employment agreement as the CEO was assigned to the Corporation. The terms stipulate that the duties to be performed by Mr. Milau are to be determined by the Board of the Corporation at his 2019 salary of C$475,000 annually. The terms of the agreement are for an indefinite period and also contains provisions for compensation in the event of the termination of Mr. Milau or in the event of a change of control of the Corporation as more particularly described under the heading “Termination and Change of Control Benefits” which follows.

Effective March 31, 2017, Greg Smith entered into an employment agreement as the President of the Corporation. The terms stipulate that the duties to be performed by Mr. Smith are to be determined by the Board of Directors of the Corporation at his 2019 salary of C$400,000 annually. The terms of the agreement are for an indefinite period and also contains provisions for compensation in the event of the termination of Mr. Smith or in the event of a change of control of the Corporation as more particularly described under the heading “Termination and Change of Control Benefits” which follows.

Effective May 31, 2017, Peter Hardie’s employment agreement as the CFO was assigned to the Corporation. The terms stipulate that the duties to be performed by Mr. Hardie are to be determined by the CEO of the Corporation at his 2019 salary of C$400,000 annually. The terms of the agreement are for an indefinite period and also contains provisions for compensation in the event of the termination of Mr. Hardie or in the event of a change of control of the Corporation as more particularly described under the heading “Termination and Change of Control Benefits” which follows.

Effective November 5, 2018, Jim Currie entered into employment agreement as the Chief Operating Officer of the Corporation. The terms stipulated that the duties to be performed by Mr. Currie were to be determined by the CEO of the Corporation at his 2019 salary of C$450,000 annually.  The terms were for an indefinite period and also contained provisions for compensation in the event of the termination of Mr. Currie or in the event of a change of control of the Corporation as more particularly described under the heading “Termination and Change of Control Benefits” which follows. Mr. Currie ceased to be COO on March 10, 2020.

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Effective March 31, 2017, Scott Heffernan’s employment agreement as the Executive Vice President Exploration was assigned to the Corporation. The terms stipulate that the duties to be performed by Mr. Heffernan are to be determined by the CEO of the Corporation at his 2019 salary of C$280,000 annually. The terms of the agreement are for an indefinite period and also contains provisions for compensation in the event of the termination of Mr. Heffernan or in the event of a change of control of the Corporation as more particularly described under the heading “Termination and Change of Control Benefits” which follows.

Termination and Change of Control Benefits

The Corporation, as at December 31, 2019, had employment agreements in place with Mr. Milau, Mr. Smith, Mr. Hardie, Mr. Currie and Mr. Heffernan that provide for payments, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or its subsidiaries or a change in responsibilities of the NEOs following a change in control.

In the event that the Corporation may terminate the employment of an NEO without Cause (as defined below) at any time (Termination Date), then:

(a)	the Corporation will pay the salary and provide benefits to the Termination Date only, and pay the NEO’s pro rata share of any bonuses earned and not paid, due up to the Termination Date;
(b)	the Corporation will pay to the NEO a severance amount (Severance) equal to one-and-a-half times the NEO’s Base Salary as of the Termination Date plus 5% in lieu of benefits, with such payment to be made within 30 days of the Termination Date;
(c)	the Corporation shall cause the vesting of the NEO’s RSUs to be accelerated, subject to any required approval of applicable stock exchanges (Options and RSUs will be treated in accordance with the applicable plan); and
(d)	the Severance will be in full and final settlement of any and all claims of any kind the NEO may have arising out of their employment with the Corporation and such termination and, as a precondition to receipt of the Severance, the NEO will execute a release in favour of the Corporation stating that the NEO will have no action, cause of action, claim or demand of any kind whatsoever against the Corporation, or any of its respective directors, officers, employees or agents of the Corporation as a consequence of such termination.

Assuming the NEOs were terminated without Cause on December 31, 2019, the estimated value of incremental payments, payables, and benefits that the NEOs would have been entitled to receive are: Mr. Milau $594,333; Mr. Smith $525,215, Mr. Currie $550,973, Mr. Hardie $508,446 and Mr. Heffernan $356,769.

In the event that the Corporation may terminate the employment of an NEO for Cause at a Termination Date, the NEO shall not be entitled to any compensation or notice period, but shall be entitled to receive their base salary earned to date of termination. The right to any bonuses partially earned but not yet payable as of the Termination Date shall terminate as of the date of the notice of termination for Cause and will not be payable.

In the event that the NEO may terminate their employment of an NEO for any reason at any time upon providing 90 days advance notice to the Corporation, the Corporation will pay the NEO’s base salary, and provide benefits to the Termination Date only, after which time all of the Corporation’s obligations to the NEO arising from or related to the termination of the NEO’s employment shall come to an end.

In the event that, within the 12-month period immediately following a Change of Control (as defined below), the NEO is terminated or resigns from their employment, then:

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(a)	the Corporation will pay to the NEO, within five days of the Termination Date or resignation date, as the case may be, a severance amount (COC Severance) equal to two-and-a-half times the NEO’s Base Salary as of the Termination Date or resignation date (as applicable) plus 5% in lieu of benefits plus two-and-a-half times the annual target bonus established by the CNG Committee or the Board for the NEO; and
(b)	the COC Severance will be in full and final settlement of any and all claims of any kind the NEO may have arising out of their employment with the Corporation and such termination and, as a precondition to receipt of the COC Severance, the NEO will execute a release in favour of the Corporation stating that the NEO will have no action, cause of action, claim or demand of any kind whatsoever against the Corporation, or any of its respective directors, officers, employees or agents of the Corporation as a consequence of such termination.

Additionally, upon the occurrence of a Change of Control, the Corporation shall cause the vesting of the NEO’s Options, RSUs and pRSUs (as applicable) to be accelerated.

Assuming the NEOs were terminated on December 31, 2019 and within the 12-month period immediately following a Change of Control, the estimated value of incremental payments, payables, and benefits that the NEOs would have been entitled to receive are: Mr. Milau $1,876,903; Mr. Smith $1,426,350, Mr. Currie $1,604,644, Mr. Hardie $1,426,350 and Mr. Heffernan $944,475.

For the purposes of the foregoing, “Cause” means conduct which would likely be found to constitute Cause for dismissal without notice or pay in lieu by the courts of the Province of British Columbia and a “Change of Control” means:

(a)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity, as a result of which the holders of common shares of the Corporation immediately prior to the completion of the transaction hold less than 50% of the outstanding Voting Securities of the successor corporation immediately after completion of the transaction;
(b)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Corporation and its subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Corporation and its subsidiaries;
(c)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;
(d)	any person, entity or group of persons or entities acting jointly or in concert (an Acquiror) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors); or
(e)	as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, fewer than 50% of the directors of the Corporation are persons who were directors of the Corporation immediately prior to such election or such transaction.

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For the purposes of the foregoing definition of Change of Control, “Voting Securities” means common shares of the Corporation and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

Pension Plan Benefits

No pension or retirement benefit plans or deferred compensation plans have been instituted by the Corporation.

Director Compensation

Equinox Gold has established director compensation based on a comparison with other companies in the mining industry and consider the duties and responsibilities of our directors, both at the Board level and the committee level. Our approach to director compensation is based on being in line with the median of peers. The total is more weighted to equity (a combination of options and RSUs) than cash to reduce the Corporation’s cash burden while its financial resources are focused on development of mines. Executive directors are not paid for their services as directors. Our non-executive directors are paid for their services as directors through an annual retainer. Independent director compensation is not performance-based and they do not participate in the compensation programs established for management. The following table details the retainer and meeting fee structure for non-executive directors as at December 31, 2019.

Type	Amount (C$)
Annual Board Chairman Retainer	88,000
Annual Board Retainer (Non-Chairman, Non-Employee) (1)	162,000	(1)
Audit Committee Chair Retainer	10,000
Compensation & Corporate Governance Committee Chair Retainer	5,000
Social Responsibility & Technical Committee Chair Retainer	5,000

Notes:

(1)	There is a cash portion of the retainer, which is C$32,000, and approximately C$65,000 is paid by way of Options (in accordance with the Equinox Gold Option Plan), and the remaining C$65,000 is paid by way of RSUs (in accordance with the Equinox Gold RSU Plan). The actual amounts of the options and RSUs awarded will vary depending on option values and share price at the time of grant.

Annual Board retainer fees are paid in respect of the period starting on the date of the annual general meeting of shareholders at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of our next annual general meeting of shareholders.

The following table sets forth all amounts of compensation earned by the non-executive directors for their services during the 2019 calendar year.

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2020 Annual General Meeting of Shareholders

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Mohamed Alsuwaidi(2)	Nil	31,613	31,688	Nil	Nil	Nil	63,301
Ross Beaty	67,692	Nil	Nil	Nil	Nil	Nil	67,692
Lenard Boggio	32,308	48,862	50,246	Nil	Nil	Nil	131,416
Tim Breen	12,308	30,672	31,180	Nil	Nil	Nil	74,160
Marcel de Groot(3)	28,462	48,862	50,246	Nil	Nil	Nil	127,570
Ibtissam Drier(3)	10,940	31,613	31,688	Nil	Nil	Nil	74,241
Marshall Koval	23,462	48,862	50,246	Nil	Nil	Nil	122,570
Jacques McMullen(3)	28,462	48,862	50,246	Nil	Nil	Nil	127,570

Note:

(1)	Valued using Black-Scholes option pricing model with the following assumptions:
Director Name(s)	Exercise Price (C$)	Expected Life (years)	Volatility	Discount Rate	Exchange Rate	Option Value (US$)
Lenard Boggio Marcel de Groot Marshall Koval Jacques McMullen	5.25	5.00	65.71%	1.88%	0.7540	2.30
Tim Breen	6.50	5.00	65.25%	1.37%	0.7573	2.86
Mohammed Alsuwaidi	5.40	5.00	65.70%	1.57%	0.7456	2.18
Ibtissam Drier
(2)	Mr. Alsuwaidi resigned from the Board effective August 1, 2019.
(3)	Ms. Drier, Mr.de Groot and Mr. McMullen resigned from the Board effective March 10, 2020.

The following table provides information regarding the incentive plan awards outstanding for each non-executive director as at December 31, 2019.

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2020 Annual General Meeting of Shareholders

	Option-based Awards					Share-based Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options (1)	Number of Unvested RSU	Market Value of Unvested RSU (2)
Ross Beaty	July 14, 2016	4,070	$3.43	July 14, 2021	20,538	-	-
	August 2, 2018	-	-	-	-	1,320,000 (3) (4)	10,143,692
Lenard Boggio	June 15, 2017	61,110	$5.65	June 15, 2024	204,013	-	-
	March 29, 2018	17,488	$5.30	March 29, 2023	63,091	-	-
	August 2, 2018	-	-	-	-	4,934	37,916
	January 28, 2019	21,818	$5.25	January 28, 2024	79,552	6,000	46,108
Tim Breen	August 1, 2019	10,909	$6.50	August 1, 2024	29,286	6,000	46,108
Marcel de Groot(8)	February 13, 2015	8,527	$13.80	February 13, 2020	-	-	-
	October 14, 2015	7,200	$13.90	October 14, 2020	-	-	-
	June 2, 2016	5,426	$7.35	June 2, 2021	11,019	-	-
	January 10, 2018	5,000	$5.45	June 30, 2022	17,462	-	-
	January 15, 2018	-	-	-	-	1,500 (5)	11,527
	March 29, 2018	17,488	$5.30	March 29, 2023	63,091	-	-
	August 2, 2018	-	-	-	-	9,868 (6)	75,832
	January 28, 2019	21,818	$5.25	January 28, 2024	79,552	12,000 (7)	92,215
Ibtissam Drier(8)	May 1, 2019	14,545	$5.40	May 1, 2024	51,355	8,000	61,477
Marshall Koval	July 14, 2016	24,420	$17.15	July 14, 2021	-	-	-
	March 29, 2018	17,488	$5.30	March 29, 2023	63,091	-	-
	August 2, 2018	-	-	-	-	4,934	37,916
	January 28, 2019	21,818	$5.25	January 28, 2024	79,552	6,000	46,108
Jacques McMullen(8)	March 14, 2017	61,110	$4.45	March 14, 2024	260,423	-	-
	March 29, 2018	17,488	$5.30	March 29, 2023	63,091	-	-
	August 2, 2018	-	-	-	-	9,868 (6)	75,832
	January 28, 2019	21,818	$5.25	January 28, 2024	79,552	6,000	46,108

Note:

(1)	Calculated using the closing price of Equinox Gold’s common shares on the TSX on December 31, 2019 of C$9.99 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.30, as quoted by S&P Global Market Intelligence on December 31, 2019. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold’s common shares on the date of exercise.
(2)	Calculated by multiplying the number of RSUs/pRSUs by the closing price of Equinox Gold’s common shares on the TSX on December 31, 2019 of C$9.99. The amount is then converted at an exchange rate of US$1.00 = C$1.30, as quoted by S&P Global Market Intelligence on December 31, 2019. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.
(3)	On August 2, 2018, the Corporation had made a one-time grant of 800,000 RSUs (the “Grant”) with pRSUs to be settled in shares of the Corporation if certain performance criteria are met. The pRSUs vest in four separate tranches based on the Corporation’s share price performance and contain performance multipliers ranging from 1x to 3x, depending on the share price achieved. 15% of the pRSUs (with a 1x multiplier) vest on the Corporation’s share price reaching C$7.50; 20% of the pRSUs (with a 2x multiplier) vest on the Corporation’s share price reaching C$10.00; 30% of the pRSUs (with a 2.5x multiplier) vest on the Corporation’s share price reaching C$12.50; and the remaining 35% of pRSUs (with a 3x multiplier) vest on the Corporation’s share price reaching C$15.00. The performance multipliers provide for a total of up to 1,880,000 shares to be issued if all share price thresholds are achieved, however if these thresholds are not achieved, no shares will be issued. The Grant is valid for five years and any shares issued in connection with the Grant will have a mandatory hold period of two years, resulting in a long-term performance incentive and commitment. The first three tranche amounts have been achieved but Mr. Beaty has deferred receipt of the pRSUs.
(4)	Includes 280,000 unvested pRSUs plus 1,040,000 pRSUs that have vested, but Mr. Beaty has deferred receipt of the pRSUs. The vesting criteria is described in footnote (3) above.
(5)	Deferral vested RSU.
(6)	Included 4,934 deferred vested RSU.
(7)	Included 6,000 deferred vested RSU.
(8)	Ms. Drier, Mr. McMullen and Mr. de Groot resigned from the Board effective March 10, 2020.

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2020 Annual General Meeting of Shareholders

Value Vested or Earned During the Year Ended December 31, 2019

Name	Option-based Awards Value Vested during the year ($) (1)	Share-based Awards – Value Vested during the Year ($) (2)	Non-equity Incentive Plan Compensation – Value Earned during the Year ($)
Ross Beaty	Nil	3,165,846	Nil
Lenard Boggio	67,194	5,124	Nil
Tim Breen	Nil	Nil	Nil
Marcel de Groot(3)	82,564	32,334	Nil
Ibtissam Drier(3)	Nil	Nil	Nil
Marshall Koval	67,194	5,124	Nil
Jacques McMullen(3)	67,194	26,188	Nil
Notes:
(1)	Calculated using the closing price of Equinox Gold’s common shares on the TSX on the relevant vesting date converted into US dollars at US$1=C$1.30 as quoted by S&P Global Market Intelligence on December 31, 2019.
(2)	Calculated using the market value, as defined by the respective plans, of Equinox Gold’s common shares, then converting the Canadian dollars into US dollars at US$1=C$1.30 as quoted by S&P Global Market Intelligence on December 31, 2019.
(3)	Ms. Drier, Mr. McMullen and Mr. de Groot resigned from the Board effective March 10, 2020.

Options Exercised during the Year Ended December 31, 2019

No options were exercised and sold by the non-executive directors during the year ended December 31, 2019.

Loans to Directors

The Corporation does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Corporation to any of its directors or NEOs.

Director Attendance

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2019:

Director	Board	Audit	Compensation, Nomination & Governance	Social Responsibility and Technical
Ross Beaty	7 of 7	n/a	n/a	3 of 3
Lenard Boggio	7 of 7	4 of 4	4 of 4	n/a
Tim Breen	3 of 3	n/a	3 of 3	2 of 2
Marcel de Groot	7 of 7	2 of 2	4 of 4	n/a
Ibtissam Drier	4 of 4	2 of 2	n/a	n/a
Marshall Koval	7 of 7	n/a	4 of 4	3 of 3
Jacques McMullen	6 of 7	4 of 4	n/a	3 of 3
Christian Milau	7 of 7	n/a	n/a	n/a
Mohamed Alsuwaidi	1 of 2	n/a	n/a	n/a

Corporate Governance Overview

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting our shareholders’ interests and maximizing shareholder value.

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2020 Annual General Meeting of Shareholders

Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

•	National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101 or the Corporate Governance Disclosure Rules) establishes corporate governance guidelines which apply to all public companies. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.
•	National Instrument 58-201 – Corporate Governance Guideline provides guidance for disclosure of corporate governance practices.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and as a requirement to meet its responsibilities to the Corporation’s shareholders. The Board has adopted a Code of Conduct and Business Ethics (the Code) and an Anti-Bribery and Anti-Corruption Policy which all employees, officers, and directors are expected to adhere. A copy of the Code and the Corporation’s Anti-Bribery and Anti-Corruption Policy are available on the Corporation’s website at www.equinoxgold.com and the Code has been posted on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Corporation will disclose any waivers from the requirements of the Code granted to our directors or executive officers in the next quarterly report following the waiver. There were no waivers of the Code during 2019.

The Board, through its meetings and other informal discussions with management, encourages a culture of ethical business conduct and believes the Corporation’s high caliber management team promotes a culture of ethical business conduct throughout the Corporation’s operations. Management is expected to monitor the activities of the Corporation’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Corporation’s Articles, which are made available to Directors and senior officers of the Corporation.

About the Board

The Board has overall responsibility for corporate governance matters through:

•	developing and approving corporate policies and guidelines;
•	assisting in the definition of corporate objectives and assessing key plans; and
•	evaluating our performance on a regular basis.

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices. The Board has developed the corporate governance guidelines which set out written terms of reference for the Board’s authority, responsibility and function which are available on the Corporation’s website.

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2020 Annual General Meeting of Shareholders

These guidelines are reviewed and are revised regularly, most recently in January 2019. The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as our governance practices, to ensure they are appropriate and current.

The Board is composed of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of the Corporation. The Board has two independent directors. Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships with the Corporation.

Considering that the directors are actively involved in the operations of the Corporation and the size of the Corporation’s operations does not warrant a larger board of directors, the Board has determined that additional standing committees are not necessary at this time.

Each committee acts on issues that fall within its purview and on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters for each of its committees which establish their specific roles and responsibilities. It has also adopted governance guidelines for certain of its committees. Committee members are appointed annually following our annual general meeting of shareholders. Copies of the charters of the Board’s committees are available for review on the Corporation’s website at www.equinoxgold.com or by contacting the Corporation to request a copy.

In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the CNG Committee. The CNG Committee is responsible for developing and implementing governance best practices and works closely with our Corporate Secretary to ensure that the CNG Committee is aware of developments and emerging trends in corporate governance.

In addition, the Board relies on management to ensure the Corporation is conducting its everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees. Except as otherwise disclosed on page 52 Indebtedness of Directors and Executive Officers regarding the Beaty Loan (as defined herein), the Corporation is not indebted to any of its directors.

The Board works with management to develop the Corporation’s strategic direction, including matters relating to the long-range strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and management regularly discuss strategic issues at quarterly Board meetings and as needed throughout the year.

Composition of the Board and Independence

The Board currently consists of eight directors, the majority of whom, including Messrs. Beaty, Boggio, Campbell, Clark and Marrone, qualify as independent directors under the Corporate Governance Disclosure Rules. They are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Timothy Breen is “Not Independent” because he is the Board appointee of Mubadala Investment Company, an insider of Equinox Gold. Marshall Koval is “Not Independent” because he was involved with previous management of a subsidiary of Equinox Gold within the last three years. Neil Woodyer is “Not Independent” because he was involved with previous management of a subsidiary of Equinox Gold.

Following the Meeting, in the event that the ten directors nominated for election to the Board are so elected, the Board will consist of ten directors, the majority of whom will still be independent. In addition to the five independent directors listed above, Ms. Maryse Bélanger qualifies as an independent director under the Corporate Governance Disclosure Rules. Christian Milau is “Not Independent” because he is the CEO of Equinox Gold.

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2020 Annual General Meeting of Shareholders

In-Camera Meetings

The independent members of the Board meet without the non-independent directors and management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any other Board meeting. In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each meeting. Other committees of the Board also hold in-camera sessions when and as required.

Areas of Expertise

The skills and areas of expertise possessed by each of the directors and/or Nominees are identified in the following table. The relevant skills and areas of expertise are experience regarding: accounting and tax; capital markets and finance; corporate governance; corporate social responsibility; executive management/senior officer experience; health, safety and environment (HSE) and/or risk management; government relations/Regulatory; human resources and compensation; international business; mining industry and operations; strategic planning and mergers and acquisitions (M&A).

	Accounting & Tax	Capital Markets and Finance	Corporate Governance	Corporate Social Responsibility	Executive Management/ Senior Office Experience	HSE and/or Risk Management	Government Relations/ Regulatory	Human Resources & Compensation	International Business	Mining Industry and Operations	Strategic Planning and M&A
Ross Beaty	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Maryse Bélanger		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Len Boggio	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Tim Breen	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Gordon Campbell	✓	✓	✓	✓	✓	✓	✓	✓	✓
Wesley Clark	✓	✓	✓	✓	✓	✓	✓	✓	✓
Marshall Koval	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Peter Marrone		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Christian Milau	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Neil Woodyer	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Board Education

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

•	information respecting the functioning of the Board, committees and copies of the Corporation’s governance policies, corporate charts as well as minutes and resolutions;
•	access to recent, publicly filed documents of the Corporation, technical reports and the Corporation’s internal financial information;
•	access to management and technical experts and consultants; and
•	a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance, and to attend related industry seminars and visit the Corporation’s operations. Board members have full access to the Corporation’s records.

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2020 Annual General Meeting of Shareholders

Board and Assessments

Board and Director Assessments

The CNG Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In January 2020, the CNG Committee solicited comments on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using an online evaluation questionnaire. The topics covered by the questionnaire included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees and their respective members. The CNG Committee is responsible for establishing and administering the evaluation process, discussing the results and preparing a final report with recommendations to the Board.

Nomination of Directors

The CNG Committee annually reviews the skills, expertise and other qualities the Board as a whole should possess and the skills, expertise and other qualities of each of the directors and identifies any gaps.

The CNG Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new Board members. While the CNG Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered.

Audit Committee

National Instrument 52-110 Audit Committees (NI 52-110) of the Canadian securities administrators requires that the Corporation’s Audit Committee (Audit Committee) meet certain requirements. It also requires the Corporation disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The Audit Committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements prior to their approval by the Board.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee (the Charter) which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached to this Circular as Schedule “C”.

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2020 Annual General Meeting of Shareholders

Composition of the Audit Committee

The Audit Committee consists of three directors as determined by the Board. All of the members of the Audit Committee must be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee and all members of the Audit Committee must be considered “financially literate”. For the purposes of the Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements. Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold. The members of the Audit Committee shall be appointed by the Board at its first meeting following the annual general meeting of shareholders. Unless a Chair is appointed by the Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

The following table sets out the names of the members of the Audit Committee and whether they are “independent” and “financially literate”.

Name of Member (2)	Independent (1)	Financially Literate (1)
Lenard Boggio	Independent	Financially literate
Gordon Campbell	Independent	Financially literate
Wesley Clark	Independent	Financially literate

Notes:

(1)	As defined in NI 52-110.
(2)	Should the nominated directors be elected, it is proposed that Lenard Boggio, Gordon Campbell and Wesley Clark will join the Audit Committee in 2020.

Additional Information

Additional information relating to the Equinox Gold and its business activities including financial information provided in Equinox Gold’s annual financial statements and related MD&A for its most recently completed financial year is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Corporation’s website at www.equinoxgold.com. Shareholders may also contact the Corporation at 1-833-EQXGOLD (1-833-379-4653) in North America or 1-604-558-0560 if International, to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR and the Corporation’s website.

Shares and Principal Shareholders

The Corporation is authorized to issue an unlimited number of Equinox Gold shares without par value. As at March 30, 2020, there were 216,201,070 Equinox Gold shares issued and outstanding, each carrying the right to one vote per share.

To the knowledge of the directors and executive officers (as defined in “Executive Compensation – Named Executive Officers”) of the Corporation, no person, firm or company beneficially owned, controlled or directed, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Record Date.

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2020 Annual General Meeting of Shareholders

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than directors or senior officers of the Corporation.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers at any time since January 1, 2019, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of our executive officers, directors, employees or former executive officers, directors or employees or of any of our subsidiaries is indebted to the Corporation or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of our subsidiaries. Similarly, the Corporation is not indebted to any of its directors, officers or employees except as disclosed below.

On August 2, 2018, the Corporation entered into a standby loan arrangement, as amended December 30, 2019 and March 27, 2020 (the Beaty Loan) with Ross Beaty, for up to $12 million. The Beaty Loan is in relation to Anfield Gold’s disposal of its Coringa project (the Coringa Disposal) and the remaining $12 million receivable under the Coringa Disposal. When received, that receivable willbe used to pay down any amounts owning on the Beaty Loan. The Beaty Loan is unsecured. In the event the Corporation defaults on repayment, Mr. Beaty has the right to assume a share pledge the Corporation holds as security for its $12 million receivable on the Coringa Disposal. On October 4, 2018, the Corporation drew the full amount of the Beaty Loan. The loan bears interest at 8% per annum and is subject to a drawdown fee of 1% and standby fee of 1%. Principal and accrued interest is payable on receipt of the Coringa Disposal receivable.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since January 1, 2019, or in any proposed transaction, which has materially affected or will materially affect us or any of our subsidiaries.

Previous Names

Equinox Gold is a corporation incorporated under the Business Corporations Act (British Columbia) on March 23, 2007, as “Waterloo Resources Ltd.”. Subsequently the Corporation’s name has been changed as follows:

From	To	Date	Reason for Name Change
Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction
Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement (1) between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.
JDL Gold Corp.	Trek Mining Inc.	March 31, 2017	Plan of arrangement (1) between JDL Gold Corp. and Luna Gold Corp.
Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement (1) between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.
(1)	Court approved plan of arrangement pursuant to the Business Corporations Act (British Columbia).

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2020 Annual General Meeting of Shareholders

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

DATED this 30th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Ross Beaty

Chairman

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2020 Annual General Meeting of Shareholders

Schedule A

EQUINOX GOLD CORP.
AMENDED AND RESTATED STOCK OPTION PLAN

1.	INTERPRETATION
1.1	Defined Terms - For the purposes of this Plan, the following terms shall have the following meanings:
(a)	“Affiliate” shall have the meaning ascribed to such term in Securities Act (Ontario);
(b)	“Blackout Period” means a Company imposed period of time preventing officers, directors, Consultants and employees from exercising options;
(c)	“Board” means the Board of Directors of the Company;
(d)	“Certificate” means a Stock Option Certificate in the form attached as Appendix “A” hereto;
(e)	“Change of Control” means the occurrence of any of the following events:
(i)	the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Company by a Person or group of Persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by Persons who are or who are controlled by, the existing shareholders of the Company;
(ii)	a merger, amalgamation or arrangement of the Company or of the voting shares of the Company where the voting shares of the resulting merged, amalgamated or arranged company, as applicable, are owned or controlled by shareholders of whom more than 50% are not the same as the shareholders of the Company immediately prior to the merger, amalgamation or arrangement; or
(iii)	a sale by the Company of greater than 50% of the fair market value of the assets of the Company, through one or a series of transactions, to an entity that is not controlled by either the shareholders of the Company or by the Company;
(f)	“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;
(g)	“Company” means Equinox Gold Corp.;
(h)	“Consultant” means an individual or Consultant Company, other than an employee, a director or an officer of the Company, that:
(i)	is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or an Affiliate, other than services provided in relation to a distribution;
(ii)	provides the services under a written contract between the Company or an Affiliate of the Company and the individual or the Consultant Company;
(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention to the affairs and business of the Company or an Affiliate; and

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(iv)	has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company;
(i)	“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;
(j)	“Date of Grant” means the date on which a grant of an Option is effective;
(k)	“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;
(l)	“Disposed Options” has the meaning given to that term under Section 7.8;
(m)	“employee” means an individual who is considered an employee of the Company or its Subsidiary under the Income Tax Act (Canada);
(n)	“Effective Date” means the effective date of this Plan, which is the date of its approval by the shareholders of the Company;
(o)	“Exchange” means the TSX Venture Exchange or the Toronto Stock Exchange, as applicable, or such other stock exchange that the Shares of the Company may be listed upon;
(p)	“Guardian” means the guardian, if any, appointed for an Optionee;
(q)	“Insider” has the meaning ascribed to it in the policy manual of the Exchange;
(r)	“Market Price” means an amount which is not less than the closing market price for the Company’s Shares on the trading day prior to the date of grant of the Options;
(s)	“Net Settlement” has the meaning given to that term under Section 7.8;
(t)	“Notice of Net Settlement” means the notice of Net Settlement form as set out in Appendix B;
(u)	“Option” means an option to purchase Shares granted pursuant to the terms of this Plan;
(v)	“Option Price” means the exercise price per Share for an Option which shall be expressed in Canadian funds;
(w)	“Optionee” means a Person to whom an Option has been granted;
(x)	“Person” means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;
(y)	“Plan” means this stock option plan of the Company, as may be amended from time to time;
(z)	“Qualified Successor” means a Person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;
(aa)	“Shares” means the common shares in the capital of the Company;
(bb)	“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

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(cc)	“Subsidiary” means any corporation or company of which outstanding securities to which are attached more than 50% of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Company and/or for the benefit of any other corporation or company in like relation to the Company, and include any corporation or company in like relation to a Subsidiary;
(dd)	“Term” means the period of time during which an Option may be exercised; and
(ee)	"Withholding Obligations" has the meaning given to that term under Section 7.5.

1.2          Any question relating to interpretation of the Plan or any Option shall be determined by the Board or Committee and such determination shall be final and binding upon all Persons.

2.            STATEMENT OF PURPOSE

2.1         Principal Purposes - The principal purposes of the Plan are to:

(a)	provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and Consultants responsible for the continued success of the Company;
(b)	to create in such Persons a proprietary interest in, and a greater concern for, the welfare and success of the Company;
(c)	encourage such individuals to remain with the Company; and
(d)	to attract and retain qualified employees, officers, directors and Consultants to the Company.

2.2         Benefit to Shareholders - The Plan is expected to benefit shareholders by closely aligning the personal interest of the Company’s directors, officers, employees and Consultants with those of the shareholders by providing them with the opportunity, through options, to acquire Shares in the capital of the Company and to attract and retain personnel of the highest caliber by offering such personnel an opportunity to participate in any increase in value of the Shares resulting from their efforts.

3.	ADMINISTRATION

3.1         Board or Committee - The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2 below.

3.2         Appointment of Committee - The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment, of a Committee by the Board, then the Board shall administer the Plan.

3.3         Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him).

3.4         Powers of Committee - Any Committee appointed under Section 3.2 above shall have the authority to do the following:

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(a)	administration of the Plan in accordance with its terms;
(b)	determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;
(c)	correction of any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;
(d)	prescription, amendment and rescission of rules and regulations relating to the administration of the Plan;
(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;
(f)	do the following with respect to the granting of Options:
(i)	determination of the employees, officers, directors or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan,
(ii)	determination of the terms and provisions of the Option which shall be entered into with each Optionee (which need not be identical with the terms of any other Option),
(iii)	determination of when Options shall be granted,
(iv)	determination of the number of Shares subject to each Option; and
(g)	make all other determinations necessary or advisable for administration of the Plan.

3.5         Obtain Approvals - The Committee will obtain any regulatory, stock exchange or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

3.6         Administration by Committee - All determinations made by the Committee in good faith on matters referred to in Section 3.4 shall be final, conclusive and binding upon all Persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee's administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or quotation system on which the Shares are listed.

4.	ELIGIBILITY

4.1         Eligibility for Options - Options may be granted to any employee, officer, director or Consultant, of the Company or any Affiliate.

4.2         TSX Participation Limit – If and for so long as the Company’s Shares are listed on the Toronto Stock Exchange, notwithstanding Section 4.1 hereof:

(a)	the number of Shares issuable to Insiders, at any time, under the Plan, together with the aggregate number of Shares issuable to Insiders under any other Share Compensation Arrangement, shall not exceed 10% of the Company’s total issued and outstanding share capital on a non-diluted basis;
(b)	the number of Shares issued to Insiders under the Plan, together with the aggregate number of Shares issued to Insiders under any other Share Compensation Arrangement, within any one year period shall not exceed 10% of the Company’s total issued and outstanding share capital on a non-diluted basis;

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(c)	the number of Options granted to non-employee directors under the Plan, in combination with all other equity awards granted to non-employee directors under any other Share Compensation Arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per non-employee director, provided that the total value (based on Black-Scholes as determined by the Board) of Options issuable to any one non-employee director in any one year period shall not exceed C$100,000; and
(d)	the aggregate number of Shares reserved for issuance to non-employee directors under the Plan shall not exceed 1.0% of the total number of issued and outstanding Shares.

4.3         TSXV Participation Limit - If and for so long as the Company’s Shares are listed on the TSX Venture Exchange, notwithstanding Section 4.1 hereof:

(a)	a Person can receive Option grants of no more than 5% of the issued and outstanding share capital of the Company on a non-diluted basis in any 12 month period, with the exception of: (i) a Consultant who may not receive Option grants of more than 2% of the issued and outstanding share capital of the Company on a non-diluted basis in any 12 month period; and (ii) Persons retained by the Company to provide Investor Relations Activities who may not receive Option grants of more than 2% of the issued and outstanding share capital of the Company on a non-diluted basis in any 12 month period;
(b)	the number of Options issued to Insiders under the Plan, within a one year period shall not exceed 10% of the Company’s total issued and outstanding share capital on a non-diluted basis;
(c)	the number of Options granted to non-employee directors under the Plan, in combination with all other equity awards granted to non-employee directors under any other Share Compensation Arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per non-employee director, provided that the total value (based on Black-Scholes as determined by the Board) of Options issuable to any one non-employee director in any one year period shall not exceed C$100,000; and
(d)	the aggregate number of Shares reserved for issuance to non-employee directors under the Plan shall not exceed 1.0% of the total number of issued and outstanding Shares.

4.4         No Violation of Securities Laws - No Option shall be granted to any Optionee unless the Board or Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5.	SHARES SUBJECT TO THE PLAN

5.1         Number of Shares – The Board or Committee, from time to time, may grant Options to purchase Shares under the Plan, to be made available from authorized, but unissued, Shares. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof. In no event will the maximum number of Shares issuable under the Plan exceed 10% of the issued Shares of the Company outstanding at the time of grant on a non-diluted basis. The Plan is considered an “evergreen” plan, since the shares covered by Options which have been exercised shall be available for subsequent grants under the Plan and the number of Options available to grant increases as the number of issued and outstanding units increases. After this Plan becomes effective all Options issued by the Company must be made pursuant to the terms of this Plan until the Plan is terminated.

5.2         Calculation of Number of Shares - For the purposes of calculating the maximum aggregate number of Shares which may be reserved for issuance under the Plan pursuant to Section 5.1, the following will apply:

(a)	at the time of any grant under this Plan, all outstanding Options shall be treated as though they were Options granted under this Plan;

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(b)	any Shares in respect of which Options have terminated or expired without having been exercised may be made the subject of a further Option or Options under this Plan; and
(c)	the number of Shares in respect of which previously granted Options have been exercised shall not be deducted from the number of Shares which may be reserved for issuance under this Plan in accordance with Section 5.1.

In this Section 5.2, the term “Option” shall include options granted to any Person who at the time of grant was in the class of Persons described in Section 4.1, whether granted under this Plan or any other previous plan or grant.

5.3          Reservation of Shares - The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6.	OPTION TERMS

6.1          Option - With respect to each Option to be granted to an Optionee, the Board or Committee shall specify the following terms in the Option between the Company and the Optionee:

(a)	the Date of Grant;
(b)	subject to Section 9.1 the Term, provided that the length of the Term shall in no event be greater than ten years following the Date of Grant;
(c)	the Option Price, provided that the Option Price shall not be less than the Market Price;
(d)	any vesting schedule contained in the Certificate upon which the exercise of an Option is contingent; provided that, subject to compliance with the policies of the Exchange, the Board or Committee shall have complete discretion with respect to the terms of any such vesting schedule, including, without limitation, discretion to:
(i)	permit partial vesting in stated percentage amounts based on the Term of such Option; and
(ii)	permit full vesting after a stated period of time has passed from the Date of Grant;
(e)	if the Optionee in respect of an Option grant is an employee, a representation by the Company that the Optionee is a bona fide employee of the Company or Subsidiary of the Company; and
(f)	such other terms and conditions as the Board or Committee deems advisable and are consistent with the purposes of this Plan.

The Company will deliver to the Optionee a Certificate in the form attached hereto as Appendix “A” detailing the terms of his or her Option, or in such other form as the Board or the Committee shall determine from time to time.

6.2         Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7.           EXERCISE OF OPTION

7.1         Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Company at its principal place of business.

7.2         Vesting - The Board or Committee, subject to the policies of the Exchange, may determine and impose terms upon which each Option shall become vested.

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7.3         Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Board or Committee may require the Optionee to make representations and warranties in writing at the time of such exercise in order to establish, to the satisfaction of the Company and its legal counsel, that the Shares may legally be issued in compliance with all applicable U.S. federal and state securities laws. If required by applicable U.S. federal and state securities laws, a stop-transfer order against such Shares shall be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, shall be stamped on the certificates representing such Shares. The Board or Committee also may require such other documentation as they, in their sole discretion, may from time to time determine to be necessary to comply with U.S. federal and state securities laws. The Company has no obligation to undertake registration of Options or the Shares of stock issuable upon the exercise of Options.

7.4         Payment of Option Price – Subject to Section 7.8, the notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised, and full payment of any amounts the Company determines must be withheld for tax purposes from the Optionee pursuant to the Option in accordance with Section 7.5 hereof. Such payment shall be in lawful money (Canadian funds).

7.5         Withholding - The Company may withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable requirements of any federal, provincial, local, or foreign law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options (“Withholding Obligations”). The Company may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Company may determine in its discretion, by (a) requiring an Optionee, as a condition to the exercise of any Options or acquisition of Shares pursuant to the Net Settlement provisions of Section 7.8, to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the Optionee to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations or (b) selling on the Optionee’s behalf, or requiring the Optionee to sell, any Shares acquired by the Optionee under the Plan, or retaining any amount which would otherwise be payable to the Optionee in connection with any such sale.

7.6         Issuance of Certificates - Not later than the third business day after exercise of an Option in accordance with Section 7 hereof, the Company shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.7         Exercise Restriction - Except as provided pursuant to Sections 8.2, 8.3, 8.4, 8.5, and 8.6, no Option may be exercised unless the Optionee is, at the time of such exercise, a bona fide employee, officer, director or Consultant, of the Company or any of its Affiliates, as the case may be, and shall have been continuously such a bona fide employee, officer, director or Consultant, as the case may be.

7.8         Net Settlement – If and for so long as the Company’s Shares are listed on the Toronto Stock Exchange, in lieu of exercising the Option by delivery of the exercise notice along with payment of the Option Price as provided in Sections 7.1 and 7.4 hereof, with the prior written approval of the Company, which may be granted or withheld in its sole discretion, any Optionee may elect to transfer and dispose of a specified number of vested Options to the Company in exchange for a number of Shares having a fair market value equal to the intrinsic value of such vested Options disposed of and transferred to the Company (“Net Settlement”) by completing the Notice of Net Settlement set out as Appendix B. The decision of whether or not to permit Net Settlement for any Option is in the sole discretion of the Company and will be made on a case by case basis. Upon the Net Settlement of Options (the “Disposed Options”), the Company shall deliver to the Optionee that number of fully paid and non-assessable Shares (“X”) equal to the number of Shares that may be acquired by the Disposed Options (“Y”) multiplied by the quotient obtained by dividing the result of the Market Price of one Share (“B”) less the Option Price per Share (“A”) by the Market Price of one Share (“B”). Expressed as a formula, such number of Shares shall be computed as follows:

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X = (Y) x	(B - A)
(B)

No fractional Shares shall be issuable upon the Net Settlement of Options, such Shares will be rounded down to the nearest whole number.

8.	TRANSFERABILITY OF OPTIONS

8.1         Non-Transferable - Except as provided otherwise in this Section 8, Options are non-assignable and non-transferable.

8.2         Death of Optionee - If the employment of an Optionee as an employee or Consultant of the Company or any Affiliate, or the position of an Optionee as a director or officer of the Company or any Affiliate, terminates as a result of his or her death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor for a period of 1 year following such death, provided that in no case shall the Term of the Option extend beyond ten years from the Date of Grant.

8.3         Disability of Optionee - If the employment of an Optionee as an employee or Consultant of the Company or any Affiliate, or the position of an Optionee as a director or officer of the Company or any Affiliate, is terminated by the Company or any Affiliate by reason of such Optionee's Disability, any Option held by such Optionee that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, for a period of 1 year following the termination of service of such Optionee, provided that in no case shall the Term of the Option extend beyond ten years from the Date of Grant.

8.4         Disability and Death of Optionee - If an Optionee who has ceased to be employed by the Company or any Affiliate by reason of such Optionee's Disability dies within 30 days after the termination of such employment, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor for a period of 1 year following the death of such Optionee, provided that in no case shall the Term of the Option extend beyond ten years from the Date of Grant.

8.5         Vesting - Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.6         Deemed Non-Interruption of Employment - Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee's right to reemployment with the Company or any Affiliate is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee's reemployment is not so guaranteed, then his or her employment shall be deemed to have terminated on the ninety-first day of such leave.

9.           TERMINATION OF OPTIONS

9.1         Termination of Options - To the extent not earlier exercised or terminated in accordance with Section 8 above, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Certificate, conditional upon the termination date occurring during a Blackout Period or within two business days after the end of a Blackout Period, in which case the termination date would be extended to the tenth (10th) business day after the end of such Blackout Period;
(b)	where the Optionee’s position as an employee, Consultant, director or officer of the Company or any Affiliate is terminated for just cause, the date of such termination for just cause;
(c)	where the Optionee’s position as an employee, Consultant, officer or director of the Company or any Affiliate terminates for a reason other than the Optionee's Disability, death, or termination for just cause, 90 days after such date of termination, provided that if an Optionee’s position with the Company changes from one of the said categories to another category, such change shall not constitute termination for the purpose of this Section 9.1(c). For greater certainty, the date of termination is the last day the Optionee provided actual services to the Company and does not include any period of additional notice at contract, common law or otherwise; and

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(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.
10.	ADJUSTMENTS TO OPTIONS

10.1       Alteration in Capital Structure – If there is any change in the Shares through or by means of consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the Exchange or any other stock exchange having authority over the Company or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2       Effect of Amalgamation, Merger or Arrangement – If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3       Acceleration on Change of Control – Upon a Change of Control or such other event as provided for in an Optionee’s employment agreement with the Company, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject. Any proposed acceleration of vesting provisions is subject to prior Exchange acceptance.

10.4       Acceleration of Date of Exercise – The Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested, subject to prior Exchange acceptance.

10.5       Determinations to be made by Board – Adjustments and determinations under this Section 10 shall be made by the Board, whose decisions as to the adjustments or determination which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6       Effect of a Take-over - If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of the British Columbia Securities Act, as amended from time to time, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or
(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the Option Price to the Optionee for such Optioned Shares.

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11.	TERMINATION AND AMENDMENT OF PLAN

11.1       Power of the Board to Terminate or Amend Plan - Subject to Section 11.2 and the acceptance of the Exchange, the Board may terminate, suspend or amend the terms of the Plan, or any Option in any manner without consent or approval from any Optionee or shareholder of the Company, including without limitation:

(a)	to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan;
(b)	to change the provisions relating to the manner of exercise of Options including adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Shares from the maximum number reserved for issuance under this Plan provided that no such change may change or add any form of financial assistance provided by the Company;
(c)	to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend the Term of Options granted to any Optionees including Insiders (except as provided in Section 9.1) or amend the Option Price to be lower than the Market Price;
(d)	to change the provisions for termination of Options so long as the change does not permit the Company to grant an Option with a Term of more than 10 years or extend the Term of an outstanding Option granted to any Optionees including Insiders (except as provided in Section 9.1); and
(e)	to make any addition to, deletion from or alteration of the provisions of this Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan.

11.2       Shareholder Approval to Amend Plan – Notwithstanding any provisions to the contrary, the Board may not do any of the following without obtaining approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws (excluding, to the extent required pursuant to any applicable rules or regulations of any stock exchange on which the Shares are listed, votes of securities held directly or indirectly by Insiders benefiting from the amendment):

(a)	reduce the exercise price of Options granted to any Optionee including Insiders;
(b)	cancel and reissue Options or substitute Options with other awards or cash;
(c)	modify the provisions of Section 4.2 or 4.3;
(d)	extend the Term of Options granted to any Optionee including Insiders (except as provided in Section 9.1);
(e)	increase the maximum number of Shares issuable under the Plan to exceed 10% of the issued Shares of the Company outstanding at the time of grant on a non-diluted basis, determined in accordance with Section 5;
(f)	modify the provisions of Article 8 to allow for the transfer or assignment of Options granted other than in the event of death and/or disability of an Optionee;
(g)	change the class of participants eligible to participate under the Plan; and

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(h)	modify the provisions of this Section 11.2 or Section 11.1;

despite the foregoing, the Board may amend the terms of the Plan to comply with the requirements of any regulatory or governmental agency or applicable stock exchange or as a result in the changes in the policies of the Exchange relating to incentive stock options, without obtaining the approval of the Company’s shareholders.

11.3       No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1       Compliance with Laws - Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, any applicable Canadian provincial and federal and United States state and federal securities laws, the rules and regulations thereunder, requirements of any stock exchange or quotation system upon which such Shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Shares.

13.	USE OF PROCEEDS

13.1       Use of Proceeds - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes, or as the Board otherwise determines.

14.	NOTICES

14.1       Notices - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; emailed, in which case notice shall be deemed to have been given on the date the email was sent; faxed, in which case notice shall be deemed to have been duly given on the date the fax is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.             MISCELLANEOUS PROVISIONS

15.1       No Obligation to Exercise - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2       No Obligation to Retain Optionee - Nothing contained in this Plan shall obligate the Company or any Affiliate to retain an Optionee as an employee, officer, director, or Consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Affiliate to reduce such Optionee's compensation.

15.3       Duration of the Plan – Subject to the provisions of Section 11, the Plan shall remain in effect until all Options granted under the Plan have expired pursuant to the provisions of the Plan or have been satisfied by the issuance of Shares or the payment of cash.

15.4       Binding Agreement - The provisions of this Plan and each Option with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

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15.5       Use of Terms - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.6       Headings - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.7       No Representation or Warranty - The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

15.8       Plan Subject to Exchange Policies - The provisions of this Plan are subject to the relevant policies of the Exchange.

15.9       No Right to Employment - This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Committee guidelines nor any action taken hereunder shall be construed as giving any Person the right to be retained in the continued employ or service of the Company or any of its subsidiaries, or giving any Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Company to terminate the employment or service of any Person at any time.

16.         EFFECTIVE DATE OF PLAN

16.1       Effective Date of Plan - This Plan shall be effective as of the Effective Date, as defined herein.

Effective Date of Plan: October 30, 2019

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APPENDIX A

EQUINOX GOLD CORP.

STOCK OPTION CERTIFICATE
(the “Certificate”)

Date: ●
To:	●

Re:	Grant of Stock Option

This Certificate certifies that Equinox Gold Corp. (the “Company”) has granted to you an option (the “Option”) to purchase common shares in the capital of the Company pursuant to the Company’s Stock Option Plan (the “Plan”) established by the Company or any successor plan thereto, as amended from time to time in accordance with its terms.

Your Option is subject to the terms and conditions of the Plan which are deemed to be incorporated in this Certificate, and to the following specific provisions:

Date of Grant:	●

Type of Grant:	Stock Option.

Number of Options:	●

Option Price:	$● per share.

Term of Option:	●.

Option Vesting Schedule:	●.

THE EXERCISE OF THIS OPTION IS SUBJECT TO THE TERMS AND RESTRICTIONS SET OUT IN THE STOCK OPTION PLAN. TERMS HAVE THE MEANING AS SET OUT IN THE STOCK OPTION PLAN.

Any shares issued to you as a result of the exercise of your Option will be issued under an exemption from the prospectus requirements of the Securities Act (British Columbia) (the “Act”). The sale by you of those shares is subject to resale rules pursuant to applicable Canadian securities laws.

If you are a resident of the United States, you are also reminded that this Option may not be exercised except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, and all applicable U.S. state securities laws, or pursuant to available exemptions from such registration requirements. You may exercise the Option in whole or in part, from time to time, by delivering to the Company a notice on the form attached as Exhibit “A” to this Certificate. Such notice must be accompanied by (i) a certified cheque, bank draft or wire payment payable to the Company for the full amount of the Option Price for the Options then being exercised or (ii) a Notice of Net Settlement in the form of Appendix “B” to the Plan. Upon such payment or delivery, the Company shall issue and deliver or cause to be issued and delivered to you share certificates in your name for the number of Options so exercised.

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EQUINOX GOLD CORP.

Per:

Signatory

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This is EXHIBIT “A” to
a Stock Option Certificate
granted by Equinox Gold Corp.
to ●

To:	Equinox Gold Corp.

Re:	Stock Option Certificate dated ● granted to the undersigned by Equinox Gold Corp. (the “Stock Option Certificate”)

The undersigned hereby gives notice under the Stock Option Certificate of exercise of the Option (as defined in the Stock Option Certificate) with respect to the number of Options designated below and encloses a certified cheque, bank draft or confirmation of wire payment in the designated amount representing payment in full for those shares.

Number of Options exercised:

Option Price:

Total Purchase Price:

In order to satisfy the Withholding Obligation (as defined in the Company’s Stock Option Plan), I hereby:

☐ (a)                      enclose a certified cheque, bank draft or confirmation of wire payment payable to Equinox Gold Corp. for the estimated Withholding Obligation and agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐ (b)                      advise the Company that [Name of Brokerage Firm] (the “Broker”) will provide the Company with the estimated Withholding Obligation in respect of the above Options in exchange for certificates representing such number of shares to be issued upon due exercise of the above Options that have been sold by the Broker for my account. Upon confirmation of the number of shares sold by the Broker, I hereby direct you to deliver the applicable share certificates to the Broker. I agree that I will reimburse the Company for any amount by which the actual Withholding Obligation exceed the estimated Withholding Obligation.

Please prepare the share certificates, if any, issuable in connection with this exercise in the following name(s):

Dated this _______ day of ________________, 20 ___.

Signature of Optionee

Full Name - Please Print

Residential Address

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APPENDIX B

NOTICE OF NET SETTLEMENT

Date: ●

To:	Equinox Gold Corp.

The undersigned hereby requests, pursuant to the Equinox Gold Corp. (the “Company”) stock option plan (the “Plan”), the Company accept the transfer, disposition and surrender of the right to exercise

______________ vested Options in exchange for, subject to the terms of the Plan and the Options, the number of Shares representing the fair market value of the Options disposed of and transferred to the Company pursuant to the net settlement provisions set out in Section 7.8 of the Plan (the “Net Settlement Provisions”).

The undersigned, subject to the terms of the Plan and the Options, is requesting to receive the fair market value of the Options in Shares pursuant to the Net Settlement Provisions.

The undersigned directs the Company to issue the certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address:

By executing this Notice of Net Settlement the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan, including, without limitation, the withholding provisions in Section 7.5 thereof. All terms not otherwise defined in this Notice of Net Settlement will have the meanings given to them under the Plan.

DATED the ____ day of____________________ , _____.

Signature of Optionee

Name of Optionee (please print)

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Schedule B

EQUINOX GOLD CORP.

AMENDED AND RESTATED RESTRICTED SHARE UNIT PLAN

EFFECTIVE October 30, 2019

Article 1
General Provisions

1.1	Purpose

This Restricted Share Unit Plan is established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Corporation, to encourage their tenure and longevity of employment, and to recognize and reward their significant contributions to the long-term success of the Corporation including to align the employees’, consultants’, directors’ and officers’ interests more closely with the shareholders of the Corporation.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Affiliate” shall have the meaning ascribed to such term in the Securities Act (Ontario);
(b)	“Blackout Period” means a period of time formally imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation;
(c)	“Board” means the Board of Directors of the Corporation;
(d)	“Business Day” means any day that is not a Saturday, Sunday or a holiday (as defined in the Interpretation Act (Canada)) in Vancouver, British Columbia;
(e)	“Change of Control” includes:
(i)	the acquisition by any persons acting jointly or in concert (as determined by the Securities Act (British Columbia)), whether directly or indirectly, of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of the Corporation;
(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another corporation that results in the holders of voting securities of that other corporation holding, directly or indirectly, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;
(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a related entity; or
(iv)	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion.

(f)	“Committee” means the Compensation Committee of the Board or such other persons designated by the Board to determine the grants of Restricted Share Units and administer this Plan;
(g)	“Common Share” means a common share in the capital of the Corporation;
(h)	“Consultant” means an individual or Consultant Company, other than an employee, a director or an officer of the Company, that:

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(i)	is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or an Affiliate, other than services provided in relation to a distribution;
(ii)	provides the services under a written contract between the Company or an Affiliate of the Company and the individual or the Consultant Company;
(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention to the affairs and business of the Company or an Affiliate; and

has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company;

(i)	“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;
(j)	“Corporation” means Equinox Gold Corp. and its successors and assigns;
(k)	“Deferred Payment Date” means the date for an Eligible Person under the Plan after the Redemption Date and not later than the Eligible Person’s Retirement Date which the Eligible Person has elected to defer receipt of Common Shares;

(l)           “Director” means a non-Employee director of the Board of the Corporation;

(m)	“Disinterested Shareholder” means a holder of Common Shares that is not an insider (as defined in the Securities Act (British Columbia)) nor an associate (as defined in the Securities Act (British Columbia)) of an insider;
(n)	“Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Committee, include a special or stock dividend (a “Special Dividend”), and may, in the discretion of the Committee, include a Special Dividend declared and payable on a Common Share;
(o)	“Eligible Person” means any Employee, Consultant, Director or Officer who is designated as an Eligible Person pursuant to Section 2.1;
(p)	“Employee” means an employee of the Corporation or its Subsidiary;
(q)	“Exchange” means, collectively, the TSX Venture Exchange or the Toronto Stock Exchange, as applicable, any successor thereto and any other stock exchange or trading facilities through which the Common Shares trade or are quoted from time to time;
(r)	“Fair Market Value” means the closing price of the Common Shares on the Exchange on the Business Day immediately prior to the relevant date, or if the Common Shares are not listed on the Exchange, then on such other stock exchange or quotation system as may be selected by the Committee, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Committee in its sole discretion acting in good faith;
(s)	“Grant Date” means any date determined from time to time by the Committee as a date on which a grant of Restricted Share Units will be made to one or more Eligible Persons under this Plan;
(t)	“Investor Relations Activities” shall have the meaning ascribed to such term in the TSXV Corporate Finance Manual;

(u)	“Officer” means an officer of the Corporation that has been duly appointed by the Board;

(v)	“Plan” means this Restricted Share Unit Plan, as amended from time to time;

(w)	“Redemption Date” in respect of any Restricted Share Unit means (i) the date as determined by the Committee in its sole discretion, or (ii) if no date is set, the third anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, unless (ii) Section 3.9, 4.1, 4.2, 6.2 is applicable, in which case the Redemption Date(s) in respect of such Restricted Share Unit shall be the date(s) established as such in accordance with the applicable Section. Such dates shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada);

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(x)	“Reorganization” means any declaration of any stock dividend (other than a Special Dividend in respect of which the Committee, in its discretion, determines that Eligible Persons are to be paid pursuant to Section 3.7), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Committee determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

(y)	“Restricted Share Unit” means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including, without limitation, the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Corporation in respect of an Eligible Person in accordance with this Plan;

(z)	“Retirement” in respect of an Eligible Person means the Eligible Person ceasing to be an Employee, Director, Contractor or Officer after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

(aa)	“Retirement Date” means the date an Eligible Person ceases to be an Employee, Consultant, Director, or Officer due to Retirement of the Eligible Person;
(bb)	“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;
(cc)	“Subsidiary” has the meaning set out in the Securities Act (British Columbia); and
(dd)	“Exchange Policies” means the policies included in the TSX Company Manual or the TSV Corporate Finance Manual, as applicable, and “TSX Policy” and “TSXV Policy” means any one of them.
1.3	Effective Date

The Plan shall be effective October 30, 2019; provided that no Common Shares may be issued under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder.

1.4	Governing Law; Subject to Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation.

Article 2
Eligibility and Participation

2.1	Eligibility

This Plan applies to those Employees, Consultants, Directors and Officers whom the Committee designates as eligible for a grant of Restricted Share Units pursuant to Section 3.1. The Committee shall make such a designation prior to each Grant Date. Any award of Restricted Share Units issued hereunder to an Eligible Person who is subject to taxation in the United States shall be subject to the additional terms and conditions set forth in Appendix B hereto.

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2.2	Rights Under the Plan

Subject to Article 4 and Article 5, an Eligible Person who has been granted Restricted Share Units shall continue to have rights in respect of such Restricted Share Units until such Restricted Share Units have been redeemed for Common Shares in accordance with this Plan.

2.3	Copy of the Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4	Limitation on Rights

Nothing in this Plan shall confer on any Employee, Consultant, Director or Officer any right to be designated as an Eligible Person or to be granted any Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Employees, Consultants, Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.5	Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement executed by the Eligible Person in substantially the form appended as Appendix A hereto. An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

2.6	Participation Limits
(a)	The number of Common Shares which may be reserved for issuance under the Plan shall not exceed 7,000,000 Common Shares, subject to adjustment in accordance with Section 3.8 or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the Exchange Policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation.
(b)	The number of Common Shares which may be reserved for issuance under the Plan, in combination with the aggregate number of Common Shares which may be issuable under any other Share Compensation Arrangement, including the Corporation’s Stock Option Plan, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis, or such greater number of Common Shares as shall have been duly approved by the Board and, if required, by the Exchange Policies (if applicable) or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation.
(c)	If and for so long as the Corporation’s Common Shares are listed on the TSX Venture Exchange, the number of Common Shares which may be issuable under the Plan and any other Share Compensation Arrangement, within any one-year period:
(i)	to any one Eligible Person, shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis;
(ii)	to Insiders as a group, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis;

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(iii)	to any one Consultant, shall not exceed 2% of the total number of issued and outstanding Common Shares on a non-diluted basis; and
(iv)	to all Eligible Persons retained by the Corporation to provide Investor Relations Activities, shall not exceed 2% of the total number of issued and outstanding Common Shares on a non-diluted basis.

(d)	If and for so long as the Corporation’s Common Shares are listed on the Toronto Stock Exchange:
(i)	the number of Common Shares issuable to Insiders, at any time, under the Plan and any other Share Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and
(ii)	the number of Common Shares issued to Insiders, within any one year period, under the Plan and any other Share Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis.

(e)	The number of Restricted Share Units granted to Directors under the Plan, in combination with all other equity awards granted to Directors under any other Share Compensation Arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of C$150,000 per Director, provided that the total value (based as determined by the Board) of stock options issuable to any one Director in any one year period shall not exceed C$100,000.
(f)	The aggregate number of Common Shares reserved for issuance to Directors under the Plan shall not exceed 1.0% of the total number of issued and outstanding Common Shares.
2.7	No Fractional Shares

No fractional Common Shares may be issued under the Plan and such Common Shares will be rounded down to the nearest whole number.

2.8	Performance Based Restricted Share Units

Certain Restricted Share Units are subject to a maximum multiplier of three (3) such that one Restricted Share Unit may equate to more than one Common Share upon redemption. The value of the multiplier is subject to performance based criteria and the Fair Market Value of the Common Shares at the time of redemption.

Article 3
Restricted Share Units

3.1	Grant of Restricted Share Units

On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Restricted Share Units to be granted to each Eligible Person in the Committee’s sole discretion. Concurrent with the determination to grant Restricted Share Units to an Eligible Person, the Committee shall determine the Redemption Date applicable to such Restricted Share Units, provided the Committee shall have discretion to amend the Redemption Date after such grant. In addition, the Committee may, at its sole discretion, at the time of the grant of Restricted Share Units, make such Restricted Share Units subject to performance conditions to be achieved by the Corporation, the Eligible Person or a class of Eligible Persons, prior to the Redemption Date, for such Restricted Share Units to entitle the holder thereof to receive the Common Shares thereunder.

3.2	Redemption of Restricted Share Units

Unless redeemed earlier in accordance with this Plan, the Restricted Share Units of each Eligible Person will be redeemed on or about each applicable Redemption Date or, if applicable, at a later Deferred Payment Date(s), and the Eligible Person will be entitled to receive and the Corporation will issue to the Eligible Person a number of Common Shares equal to the number of Restricted Share Units (net of any applicable statutory withholdings) that have vested on the Redemption Date(s) or Deferred Payment Date(s), as the case may be.

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3.3	Deferred Payment Date

Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Common Shares until a Deferred Payment Date.

3.4	Blackout Period

In the event the Redemption Date, determined in accordance with the Plan occurs during a Blackout Period applicable to the relevant Eligible Person, then the Redemption Date, shall be the date that is the tenth Business Day after the expiry of the Blackout Period.

3.5	Prior Notice of Deferred Payment Date

Eligible Persons who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the applicable Redemption Date(s). Eligible Persons may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

3.6	Withholding Taxes

The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Eligible Person has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

3.7	Payment of Dividend Equivalents

When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Restricted Share Units credited to the Eligible Person’s account as of the record date for payment of Dividends. Such Dividend equivalents shall be converted into additional Restricted Share Units (including fractional Restricted Share Units) based on the Fair Market Value per Common Share on the date credited. Such additional Restricted Share Units shall vest in accordance with the terms of the existing Restricted Share Units.

3.8	Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

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3.9	Offer for Common Shares – Change of Control

Notwithstanding anything else herein to the contrary, subject to prior approval of the Exchange if required, in the event of a Change of Control, then the Corporation shall redeem 100% of the Restricted Share Units granted to the Eligible Persons and outstanding under the Plan as soon as reasonably practical, but no later than thirty (30) days following the Redemption Date for an equal number of Common Shares. For the purposes of this Section 3.9, the Redemption Date shall be the date on which the Change of Control occurs.

Article 4
Events Affecting Entitlement

4.1	Termination of Employment or Election as a Director
(a)	Voluntary Termination or Termination for Cause. Because a significant purpose of the Plan is to encourage employee longevity and continued tenure, if an Eligible Person is terminated by the Corporation for cause (as determined by the Corporation), or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, prior to a Redemption Date, all of the Eligible Person’s Restricted Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so cancelled. Any Restricted Share Units outstanding after a Redemption Date for which an Eligible Person who is terminated as set out in this Section 4.1(a) has elected a Deferred Payment Date shall be redeemed for an equal number of Common Shares as soon as possible.
(b)	Involuntary Termination. The Restricted Share Units of an Eligible Person which have vested on the applicable date, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, shall be redeemed for an equal number of Common Shares. For the purposes of this Section 4.1(b), the Redemption Date shall be the date on which the employment of the Eligible Person, other than a Director, is terminated as stated in a written notice of termination, irrespective of any entitlement of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date.
(c)	Termination related to Directors. The Restricted Share Units of a Director, who is not re-elected at an annual or special meeting of shareholders shall be redeemed for such number of Common Shares equal to the number of Restricted Share Units that have vested on the Redemption Date. For purposes of this Section 4.1(c), the Redemption Date shall be the date on which the annual or special meeting is held.
4.2	Death

All of the Restricted Share Units of an Eligible Person who dies shall be redeemed in accordance with Section 3.2. For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

4.3	No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person’s employment with the Corporation, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

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Article 5
Administration

5.1	Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution.

5.2	Administration

The Committee shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may delegate to any person any administrative duties and powers under this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

5.3	Records

The Corporation will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4	Statements

The Corporation shall furnish annual statements to each Eligible Person indicating the number of Restricted Share Units credited to the Eligible Person and the Grant Dates of the Restricted Share Units and such other information that the Corporation considers relevant to the Eligible Person.

5.5	Legal Compliance

Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

Article 6
Amendment and Termination

6.1	Amendment
(a)	The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain shareholder approval for any amendment related to:
(i)	increasing the number or percentage of issued and outstanding Common Shares available for grant under the Plan;
(ii)	a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons including Insiders

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(iii)	cancelling and reissuing Restricted Share Units or substituting the Restricted Share Units with other awards or cash;
(iv)	an extension to the term for redemption of Restricted Share Units held by Eligible Persons including Insiders;
(v)	removing or exceeding the participation limits for Insiders set forth in Section 2.6(c)(ii) or Section 2.6(d)(ii) herein;
(vi)	amending Section 5.1 to allow for the transfer or assignment of Restricted Share Units other than by will or the laws of decent and distribution;
(vii)	amending the eligibility for participation under the Plan;
(viii)	amending the non-employee director participation limits in Section 2.6(e) or Section 2.6(f); and
(ix)	amending this Section 6.1(a) or Section 6.1(c).

(b)	Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.

(c)	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(i)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time;
(ii)	amendments to the provisions of the Plan respecting administration of the Plan;
(iii)	amendments to the provisions of the Plan respecting the terms and conditions on which Restricted Share Units may be granted pursuant to the Plan; and
(iv)	amendments to the Plan that are of a “housekeeping” nature.

6.2	Termination of the Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Article 3, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

Article 7
General

7.1	Rights to Common Shares

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

7.2	No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Committee guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

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7.3	Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Employees, Consultants, Directors or Officers to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

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APPENDIX A

RESTRICTED SHARE UNIT AGREEMENT

This Restricted Share Unit Grant Agreement is made the day of ____, 20____ between ______________________, the undersigned “Eligible Person” (the “Eligible Person”), being an employee, consultant, director or officer of Equinox Gold Corp. (the “Corporation”), name or designated pursuant to the terms of the Restricted Share Unit Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect, is herein referred to as the “Plan”), and the Corporation.

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1.	The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.
2.	The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Committee may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.
3.	On _____________ , 20_____, the Eligible Person was granted ______________________ Restricted Share Units, which grant is evidenced by this Agreement.
4.	The Redemption Date(s) for the Restricted Share Units is/are as follows:
5.	The Restricted Share Units, which grant is evidenced by this Agreement, are also subject to the terms and conditions contained in the appendixes, if any, attached hereto.
6.	This Restricted Share Unit Grant Agreement shall be considered as part of and an amendment to any employment agreement between the Eligible Person and the Corporation and the Eligible Person herby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

EQUINOX GOLD CORP.		ELIGIBLE PERSON\

Per:
	Authorized Signatory	Print Name

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APPENDIX A-1 to APPENDIX A

RESTRICTED SHARE UNIT AGREEMENT

The additional terms and conditions attached to the Restricted Share Units, which grant is evidenced by this Agreement, are as follows:

1.	[•]

EQUINOX GOLD CORP.		ELIGIBLE PERSON\

Per:
	Authorized Signatory	Print Name
(Eligible Person)

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APPENDIX B

ADDENDUM FOR DESIGNATED EMPLOYEES SUBJECT TO UNITED STATES TAXATION

The purpose of this Addendum is to establish certain rules and limitations applicable to an award of restricted share units (“RSU”) issued under the Equinox Gold Corp. Restricted Share Unit Plan (the “Plan”) to an Eligible Person who is subject to taxation in the United States only (“U.S. Grantee”). Terms defined in the Plan and used in this Addendum shall have the meanings set out in the Plan document, as amended from time to time.

1.	GENERAL.
(a)	In the event of any contradiction, whether explicit or implied, between the provisions of this Addendum and the remainder of the Plan, the provisions of the Addendum shall prevail with respect to a grant of RSUs to a U.S. Grantee.
(b)	The provisions specified in this Addendum shall apply solely to RSUs granted to U.S. Grantees and shall form an integral part of the Plan with respect to such RSUs, subject to any restrictions or limitations as provided in applicable law.
(c)	All RSUs issued under the Plan to a U.S. Grantee are intended to comply with or be exempt from the requirements of Section 409A of the Code, and the regulations thereunder, and all provisions shall be read, interpreted and applied with that purpose in payments are made under the RSUs. Each recipient of RSUs who is or who becomes a U.S. Grantee is advised to consult with his or her personal tax advisor with respect to the tax consequences under federal, state, local, and other tax laws of the receipt of an RSU.
(d)	Section 1.4 of the Plan is amended to provide for the additional application of U.S. law and the law applicable in the state in which the U.S. Grantee works for the Corporation.

2.	DEFINITIONS.

As used in this Addendum to the Plan and, unless otherwise specified, the following terms have the following meanings:

(a)	“Code” means the U.S. Internal Revenue Code of 1986, as amended, and regulations and other guidance thereunder.
(b)	“Separation from Service” shall mean that employment or service with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.
(c)	“Specified Employee” means a U.S. Grantee who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

3.	REDEMPTION AND SETTLEMENT OF RSUs.
(a)	Redemption of RSUs. For the avoidance of doubt and notwithstanding anything to the contrary in the Plan or otherwise, any RSUs issued to a U.S. Grantee shall be redeemed on the date set out in the RSU Grant Agreement, or such earlier date in accordance with Section 4.1, 4.2, or 6.2 of the Plan and Section 3(d) of this Addendum, as applicable, subject to the terms set out in this Addendum. Notwithstanding Section 3.1 of the Plan, the Committee shall not amend the Redemption Date for RSUs issued to a U.S. Grantee after the Grant Date. In all instances regarding redemption of vested RSUs issued to U.S. Grantees, including pursuant to Sections 4.1(a) and 4.1(b) of the Plan, such redemption shall be settled by payment of RSU value as provided by the Plan, not by conversion of any RSU to common stock.
(b)	Deferred Payment Date. Notwithstanding Section 3.5 of the Plan, if any U.S. Grantee desires to elect a Deferred Payment Date, then he or she must do so in writing pursuant to an Election Deferral Form (attached as Appendix C) on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Deferred Payment Date may be specified at any time prior to the grant date, if the award requires the Participant’s continued service for not less than 12 months after the grant date in order to vest in such award subject to the provisions of Section 409A. Any such election shall be irrevocable as of the last date in which it is permitted to be made in accordance with the foregoing sentence. Notwithstanding anything to the contrary in the Plan or otherwise, with respect to a U.S. Grantee who has elected his or her “Retirement” as the Deferred Payment Date, no redemption of RSUs shall be made unless and until such U.S. Grantee has experienced a Separation from Service and for the purposes of any payouts under Section 4.1 of the Plan in respect of a termination of employment or cessation of service, such termination or cessation constitutes a Separation from Service.

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(c)	Dividend Equivalents. Any additional RSUs issued to a U.S. Grantee in respect of Dividend Equivalents in accordance with Section 3.7 of the Plan shall be settled at the same time as the underlying RSUs for which they were awarded.
(d)	Change in Control. In accordance with Section 3(d) of this Addendum and notwithstanding anything to the contrary in the U.S. Grantee’s deferral election or otherwise, all RSUs shall be settled within thirty (30) days of the Change in Control; provided that such Change in Control constitutes a “change in control” for purposes of Section 409A of the Code.
(e)	Payments to Specified Employees. Solely to the extent required by Section 409A, any payment in respect of RSUs which is subject to Section 409A and which has become payable on or following Separation from Service to any U.S. Grantee who is determined to be a Specified Employee shall not be paid before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

4.	SATISFACTION OF WITHHOLDING TAXES.
(a)	Each U.S. Grantee is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Grantee in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any affiliate of the Company shall have any obligation to indemnify or otherwise hold such U.S. Grantee (or any beneficiary) harmless from any or all of such taxes or penalties.
(b)	Notwithstanding anything to the contrary, the aggregate amount of such cash or the Fair Market Value of any Common Shares withheld, in either case, as of the date of settlement of the RSUs, must be equal to the full minimum statutory tax withholding amount payable by the U.S. Grantee in connection with such settlement. Any Common Shares withheld to satisfy the U.S. Grantee’s minimum statutory tax withholdings obligations will be valued at the Fair Market Value of such Common Shares on the settlement date.

5.	ADMINISTRATION.

Without derogating from the powers and authorities of the Board of Directors detailed in the Plan, and unless specifically required under applicable law, the Board of Directors shall also have the sole and full discretion and authority, without the need to submit its determinations or actions for approval by the shareholders of the Corporation, to administer this Addendum and all related actions including, in addition to any powers and authorities specified in the Plan, the performance, from time to time and at any time, of the following:

(a)	Determining the terms and conditions, not inconsistent with the terms of the Addendum to the Plan, of any award of RSUs granted including, but not limited to, the Common Share price, the vesting of any RSUs or the acceleration of vesting or waiver of a forfeiture restriction, based in each case on such factors as the Administrator shall determine, in its sole discretion;
(b)	Adopting standard forms of notices or other communications which may be, or are required to be, given to U.S. Grantees, incorporating and reflecting, inter alia, relevant provisions regarding the award of RSUs in accordance with this Addendum, and amending or modifying the terms of such standard forms from time to time; and
(c)	Amending or modifying this Addendum to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A or other tax regulation.

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Schedule C

Audit Committee Charter

I.	Purpose

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors of Equinox Gold Corp. (the “Company”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, the fairness of transactions between the Company and related parties and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;
•	Review and appraise the performance and compensation of the Company’s external auditors;
•	Provide an open avenue of communication among the Company’s auditors, financial and senior management, the Committee and the Board of Directors; and
•	Such other matters as the Board may delegate to the Committee.
II.	Composition

The composition of the Committee shall include a minimum of three Directors as determined by the Board of Directors, and shall meet the independence requirements within the meaning of National Instrument 52-110 - Audit Committees, Part 6, and applicable stock exchange requirements, and further shall be free from any relationship that, in the opinion of the Board of Directors, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have financial management experience and be financially literate and at least one member shall have accounting experience. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Committee shall be appointed by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

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III.	Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The meetings will take place as the Committee or the Chair of the Committee shall determine, upon 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee. The Committee may ask members of Management or others to attend meetings or to provide information as necessary.

The quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or subcommittee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee, or by consent resolutions in writing signed by each member of the Committee.

The Committee shall prepare and maintain minutes of its meetings, and periodically report to the Board of Directors regarding such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board. As part of its duty to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.	Subcommittees

The Committee may form and delegate authority to one or more subcommittees, which may consist of one or more members, as it deems necessary or appropriate from time to time under the circumstances. The quorum for the transaction of business at any meeting of the Subcommittee shall be a majority of the members of the subcommittee.

V.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Financial Reporting Processes

1.	Review and recommend to the Board for approval the Company's annual and interim (quarterly) financial statements, Management’s Discussion and Analysis (“MD&A”), and any annual and interim earnings-related press releases, before the Company publicly discloses this information and any financial reports or other material financial information that are submitted to any governmental body, stock exchange or to the public, including any certification, report, opinion, or review rendered by the external auditors.
2.	Obtain assurance the Company has the proper systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures in place so that the Company's financial statements, MD&A, and other financial reports, other financial information, including all Company disclosure of financial information extracted or derived from the Company’s financial statements and other reports, satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such systems, procedures and controls.
3.	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

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4.	In connection with the annual audit, review material written matters between the external auditors and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.
5.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.
6.	Consider and approve, if appropriate, changes to the Company’s accounting principles, practices and internal controls over financial reporting as suggested by the external auditors and management.
7.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
8.	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
9.	Review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.
10.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
11.	Review certification processes relating to preparation and filing of reports and financial information.
12.	Establish procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

External Auditors

13.	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
14.	Obtain annually a formal written statement by the external auditors setting forth all relationships between the external auditors, including its network firms, and the Company that could reasonably be considered to bear on the independence of the auditors. Confirm with the external auditors that they are registered as a participating audit firm in good standing with the Canadian Public Accountability Board.
15.	Review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.
16.	Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the external auditors.

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17.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
18.	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
19.	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
20.	Review with management and the external auditors the audit plan for the year-end financial statements, the intended template for such statements and oversee the audit.
21.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company’s external auditors and the fees and other compensation related.

The pre-approval requirement is waived with respect to the provision of non-audit services by the auditor if:

(i)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
(ii)	such services are promptly brought to the attention of the Committee by the Company and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

VI.	Other Responsibilities
22.	Review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.
23.	Review for fairness any proposed related-party transactions and make recommendations to the Board of Directors whether any such transactions should be approved.
24.	Recommend to the Compensation & Corporate Governance Committee the qualifications and criteria for membership on the Committee.
25.	The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment to any advisors retained by the Committee.

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26.	The Committee shall evaluate its own performance at least annually and recommend to the Compensation and Corporate Governance Committee the qualifications and criteria for membership on the Committee.
27.	Perform other activities related to this Charter as requested by the board of directors.
28.	Review annually the adequacy of this Charter and recommend appropriate revisions to the Board of Directors.

VII.	Oversight Function

While the Committee has responsibilities set out in this Charter, the members of the Committee are members of the Board appointed to provide broad oversight of the Company’s affairs, and are specifically not accountable or responsible for the day to day activities, nor the administration or implementation or arrangements relating thereto.

Approved by the Board of Directors

Date: March 10, 2020

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Suite 1501 - 700 West Pender St

Vancouver, B.C. Canada V6C 1G8

Telephone numbers:

1-833-EQXGOLD (1-833-379-4653) (North America) or

1-604-558-0560 (International)

Fax: 604.558.0561

Email: ir@equinoxgold.com